FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☑       No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Quarterly Results of Telefónica Group: January- December 2009	2

TELEFÓNICA GROUP
Financial Highlights
•
Telefónica recorded solid results in 2009, meeting all its financial targets for the seventh consecutive year despite the challenging economic and operating environment, reflecting the value of its highly diversified business portfolio.

Under the criteria used to establish 2009[1] guidance:
•	Revenues advanced 0.3%, in line with the Company’s positive growth forecast;

•	OIBDA increased by 1.1%, within the announced range of 1%-3%;

•	CapEx totalled 7,459 million euros vs. a target of less than 7,500 million euros;

•	Operating Cash Flow (OIBDA-CapEx) increased by 8.4%, in line with the range of 8%-11%.
•
The Company’s strategy allowed it to strengthen the bases for future growth while sustaining an outstanding operating efficiency. This is reflected in Telefónica’s OIBDA margin and its high cash flow generation. As a result, there was acceleration from revenues to operating cash flow in year-on-year organic[2] growth rates.

•
Total accesses increased by 5.1%[3], to around 265 million, with sharp rises in mobile[3] (+7.4%), fixed broadband (+8.2%) and pay TV (+9.8%) accesses. Mobile broadband accesses also registered significant growth, topping 15 million at the end of December (vs. 9 million accesses in 2008).

•	There was a ramp-up in commercial activity across all areas of operation in the fourth quarter, with mobile net adds[3,4] exceeding 6.8 million (around 15.0 million in the full year).
•	Revenues reached 56,731 million euros (+0.2% in organic[2] terms) while OIBDA advanced 0.9% year-on-year in organic[2] terms to 22,603 million euros.
•	The OIBDA margin stood at 39.8%, a 0.3 percentage points year-on-year improvement in organic[2] terms.
•
Operating cash flow (OIBDA-CapEx) totalled 15,346 million euros, representing solid year-on-year growth of 8.0% in organic[2] terms thanks to the 1.4 percentage points improvement in the efficiency ratio[5] versus 2008, to 74.1%.

•	Telefónica España consolidated its leadership position, built the foundations for future growth and maintained a substantial cash flow generation against a challenging economic backdrop:
•
Noteworthy is the slowdown in the pace of year-on-year revenue decline for the second consecutive quarter, both at the wireline and wireless businesses. In the fourth quarter this improvement stood at 2.1 percentage points versus the third quarter on comparable[6] basis.

•	The Company remains a sector benchmark for efficiency with an OIBDA margin of 48.0% in 2009 on comparable basis[6].
•	Telefónica Latinoamérica delivered a solid operating and financial performance in a region with significant growth potential:
•
The number of accesses managed in the region advanced by 6.5% to close to 169 million, and commercial activity increased sharply in the fourth quarter, which saw the first positive year-on-year growth in net adds in 2009.

•
Particularly noteworthy is the acceleration in year-on-year organic growth[7] from revenues (+5.3%) to operating cash flow (OIBDA-CapEx +29.8%), being Mexico the main contributor to operating cash flow growth in 2009.

January — December 2009 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
•	Telefónica Europa’s 2009 results reflect the benefits of its increased business diversification and ongoing efficiency improvements:
•	Telefónica Europa strengthened its competitive position in its main markets, outperforming market revenue growth.
•
Revenue growth, excluding the impact of mobile termination rates cuts and foreign exchange rates, improved on a sequential basis, underpinned by the increase in wireless accesses (+6.9% year-on-year); operating cash flow jumped 21.7% year-on-year in organic[8] terms.

•	Net income reached 7,776 million euros in 2009 and earnings per share amounted to 1.71 euros, up 2.4% and 4.5% year-on-year in reported terms, respectively.
•	The ratio of net debt + commitments to OIBDA stood at 2.1 times in 2009, reflecting the Company’s financial strength.
•	The Company announces its guidance[9] for 2010, which reflect a strategy focused on capturing the growth in its markets while maintaining high cash flow generation. Telefónica forecasts:
•	Consolidated year-on-year revenue growth in the range of +1%/+4%;
•	Consolidated year-on-year OIBDA growth in the range of +1%/+3%;
•	CapEx in the range of 7,450/7,650 million euros.
•	2009 bases[9] for financial targets:
•	Consolidated revenues:56,407 million euros
•	Consolidated OIBDA: 22,344 million euros
•	Consolidate CapEx: 7,262 million euros
•	The Company also reiterates its 2010 EPS[10] target of 2.10 euros and its medium-term guidance.
•	Telefónica confirms its dividend targets through 2012 (1.15 euros per share in 2009, 1.40 euros per share[11] in 2010 and a minimum of 1.75 euros per share[11] in 2012).
January — December 2009 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
Note 1:
Base guidance 2009: 2008 adjusted figures for guidance excludes Sogecable capital gain (143 million euros) and the application of provisions made in T. Europe in respect of potential contingencies deriving from the past disposal of shareholdings, one these risks had dissipated or had not materialized (174 million euros), includes 9 months of consolidation of Telemig in T. Latam. 2009 figures for guidance assume 2008 constant FX (average FX in 2008) and exclude the impact of the hyperinflationary accounting in Venezuela. In terms of guidance calculation, OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of T. España and spectrum licenses.

Note 2:
Organic growth rates: Assuming constant exchange rates, excluding the impact of the hyperinflationary accounting in Venezuela, and including the consolidation of Telemig in January-March 2008. OIBDA and OI exclude the impacts of the capital gains from the sale of Airwave and Sogecable, registered in 2008, and the impact of the capital gains from the disposal of Medi Telecom in the fourth quarter of 2009.

Note 3:	Accesses growth criteria: Excluding Medi Telecom’s customers from the 2008 and 2009 bases, after its disposal in the fourth quarter of 2009.

Note 4:	Net adds calculation criteria: For comparison purposes, net customer additions exclude the disconnection of inactive customers in December 2008 and December 2009.

Note 5:	Efficiency ratio definition: Last twelve months (OpEx+CapEx-Internal expenses capitalized in fixed assets)/Revenues. CapEx excludes the acquisition of spectrum and Efficiency Program at T. España.

Note 6:
Comparable basis in T. España: Exclude the following effects: Universal Service Obligation: 183 million euros in revenues and 51 million euros in OIBDA in the third quarter of 2008, 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009 and 148 million euros in revenues and 47 million euros in OIBDA in the fourth quarter of 2009; bad debt recovery: 25 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 6 million euros in OIBDA in 2009 and 74 million euros in 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter of 2009; sale of application rights: 48 million euros in revenues and OIBDA in the third quarter of 2009; and 220 million euros in OIBDA from capital gains on the disposal of Medi Telecom in the fourth quarter of 2009.

Note 7:
Organic growth in T. Latinoamerica: Assuming constant exchange rates, excluding the impact of the hyperinflationary accounting in Venezuela, and including the consolidation of Telemig in January-March 2008.

Note 8:	Organic growth in T. Europe: Assuming constant exchange rates and excluding the impacts of the capital gains from the sale of Airwave.

Note 9:
Base guidance 2010: 2009 adjusted figures for guidance exclude Telyco Morocco results in T. España, Medi Telecom capital gain and write-offs. 2010 guidance assumes constant exchange rates as of 2009 (average FX in 2009) and excludes hyperinflationary accounting in Venezuela in both years. It also includes 10 months of consolidation of Hansenet and Jajah in T. Europe. In terms of guidance calculation, OIBDA excludes capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of T. España and spectrum licenses.

Note 10:	Earnings per share criteria: Reported EPS.

Note 11:	Dividend’s considerations: Targeted under current guidance hypothesis.
January — December 2009 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

			% Chg
	January - December				Guidance
	2009	2008	Reported	Organic	Criteria

Revenues	56,731	57,946	(2.1)	0.2	0.3
Telefónica España (1)	19,703	20,838	(5.4)	(5.4)
Telefónica Latinoamérica	22,983	22,174	3.7	5.3
Telefónica Europe	13,533	14,308	(5.4)	1.1

OIBDA (2)(3)(4)	22,603	22,919	(1.4)	0.9	1.1
Telefónica España (1)(4)	9,757	10,285	(5.1)	(7.3)
Telefónica Latinoamérica	9,143	8,445	8.3	10.1
Telefónica Europe (2)	3,910	4,180	(6.4)	4.1

OIBDA margin (2)(3)(4)	39.8%	39.6%	0.3 p.p.	0.3 p.p.
Telefónica España (4)	49.5%	49.4%	0.2 p.p.	(1.0 p.p. )
Telefónica Latinoamérica	39.8%	38.1%	1.7 p.p.	1.7 p.p.
Telefónica Europe (2)	28.9%	29.2%	(0.3 p.p. )	0.8 p.p.

Operating Income (OI) (2)(3)(4)	13,647	13,873	(1.6)	0.7
Telefónica España (4)	7,617	8,046	(5.3)	(8.1)
Telefónica Latinoamérica	5,350	4,800	11.5	13.9
Telefónica Europe (2)	1,015	1,144	(11.3)	14.3

Net income (2)(3)(4)	7,776	7,592	2.4
Basic earnings per share (euros) (2)(3)(4)	1.71	1.63	4.5
Free Cash Flow per share (euros)	2.00	1.97	1.5

OpCF (OIBDA-CapEx) (2)(3)(4)	15,346	14,519	5.7	8.0	8.4
Telefónica España (1)(4)	7,893	8,077	(2.3)	(5.0)
Telefónica Latinoamérica	5,693	4,410	29.1	29.8
Telefónica Europe (2)	2,183	2,108	3.5	21.7

•	Reconciliation included in the excel spreadsheets.

(1)
In comparable terms revenues of Telefónica España would decline by 5.9%, OIBDA would decrease by 8.0% and OpCF would drop 5.9%. Comparable terms exclude Universal Service: 183 million euros in revenue and 51 million euros in OIBDA in the third quarter of 2008, 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009, and 148 million euros in revenues and 47 million euros in OIBDA in the fourth quarter of 2009; bad debt recovery: 25 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 6 million euros in OIBDA in January-December 2009 and 74 million euros in OIBDA in the same period in 2008; revision of the estimates for the adjustment to workforce adaptation plans provided for in prior periods, which resulted in lower expenses of 90 million euros in the second quarter of 2009; sale of applications rights: 48 million euros in revenue and OIBDA in the third quarter of 2009 and capital gain from the disposal of Medi Telecom of 220 million in OIBDA in the fourth quarter of 2009.

(2)	2008 includes a positive impact of 174 million euros derived from Airwave disposal. OIBDA and OI include 44 million euros from restructuring costs registered in 2009.

(3)	Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.

(4)	Medi Telecom capital gain amounting 220 million euros is recorded in the fourth quarter of 2009.

Notes:

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	Starting April 2008, Vivo consolidates Telemig.

•
Organic criteria: Assuming constant exchange rates, excluding the impact of the hyperinflationary accounting in Venezuela, and including the consolidation of Telemig in January-March 2008. OIBDA and OI exclude the impacts of the capital gains from the sale of Airwave and Sogecable, registered in the second quarter of 2008, and the impact of the capital gain from the disposal of Medi Telecom in the fourth quarter of 2009.

•
Guidance criteria: 2008 adjusted figures for guidance excludes Sogecable capital gain (143 million euros) and the application of provisions made in T. Europe in respect of potential contingencies deriving from the past disposal of shareholdings, one these risks had dissipated or had not materialized (174 million euros), includes 9 months of consolidation of Telemig in T. Latam. 2009 figures for guidance assume 2008 constant FX (average FX in 2008) and exclude the impact of the hyperinflation in Venezuela. In terms of guidance calculation, OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of T. España and spectrum licenses.

•	2009 figures impacted by the hyperinflation in Venezuela.
January — December 2009 Results Telefónica

Quarterly results
January — December 2009
The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
January — December 2009 Results Telefónica 1

TELEFÓNICA GROUP
Market Size
(Data in thousands accesses)
January — December 2009 Results Telefónica 2

TELEFÓNICA GROUP
Market Size
TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)

	December
	2009	2008	% Chg

Final Clients Accesses	260,510.2	255,671.1	1.9
Fixed telephony accesses (1)	40,606.0	42,930.8	(5.4)
Internet and data accesses	15,082.5	14,654.3	2.9
Narrowband	1,427.5	1,997.2	(28.5)
Broadband (2)	13,492.6	12,472.1	8.2
Other (3)	162.4	185.0	(12.2)
Mobile accesses	202,332.5	195,818.6	3.3
Pay TV	2,489.2	2,267.5	9.8

Wholesale Accesses	4,095.3	3,433.0	19.3
Unbundled loops	2,206.0	1,748.1	26.2
Shared ULL	447.7	602.3	(25.7)
Full ULL	1,758.3	1,145.8	53.5
Wholesale ADSL (4)	463.4	534.7	(13.3)
Other (5)	1,426.0	1,150.1	24.0

Total Accesses	264,605.5	259,104.1	2.1

Notes:

•
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for pre-pay access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

•	December 2008 and 2009 accesses include the disconnection of inactive customers.

(1)
PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes Unbundled Lines by T. O2 Germany.

(5)	Circuits for other operators. Includes Wholesale Line Rental (WLR).
January — December 2009 Results Telefónica 3

TELEFÓNICA GROUP
Consolidated Results
The structure of the Telefónica Group by business unit (Telefónica España, Telefónica Latinoamérica and Telefónica Europe), in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information. Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure.
In line with this organisation, Telefónica has included in the Telefónica España and Telefónica Latinoamérica regional businesses units all information pertaining to the wireline, wireless, cable, Internet and TV businesses.
Furthermore, the results for Telefónica Europe include those of Telefónica O2 UK, Telefónica O2 Germany, Telefónica O2 Ireland, Telefónica O2 Czech Republic and Telefónica O2 Slovakia.
The “Other companies” heading includes the Atento business and other holding companies and eliminations in the consolidation process.
For the purpose of presenting information on a regional basis, revenue and expense resulting from intra-group invoicing for use of the brand and management contracts which do not have an impact on consolidated results have been excluded from the operating results for each Group region.
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses and therefore the total Group accesses have been revised, including machine to machine accesses, thus reporting ARPU and churn figures accordingly. Furthermore, in order to avoid the distortion on MoU of the strong growth of mobile devices which mostly use data services (M2M and mobile broadband devices), the Company has decided to publish the traffic evolution in absolute terms (million minutes), using this indicator to replace the previous MoU metric. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active), thus reporting ARPU and churn figures accordingly.
Telefónica posted a solid set of results in 2009 meeting all its financial targets for the year, despite the adverse economic environment and the major operational challenges the Company had to face.
These results highlight the strengths of the Company, being key the value of its highly diversified asset portfolio -both geographical and by business-, its competitive leadership in its main markets and its proven execution skills, all in a framework of sound financial position.
The Company’s flexibility to adapt to changes in the operating environment is reflected in its performance over a year in which Telefónica adapted its commercial focus to the progressive economic upturn, with a sharp increase in commercial activity across all regions of operations in the second half. This strategy allowed the Company to strengthen the bases for future growth while maintaining a high efficiency. This is reflected in Telefónica’s OIBDA margin and its high cash flow generation.
The Company’s intense commercial activity resulted in a 5.1% year-on-year increase in total accesses1 to around 265 million. This growth was underpinned by the increase in wireless1 (+7.4%), fixed broadband (+8.2%) and pay TV (+9.8%) accesses. By region, the growth rates reported by Telefónica Europa (+6.9% year-on-year) and Telefónica Latinoamérica (+6.5% year-on-year) must be highlighted.

[1]	Excluding Medi Telecom’s customers from the 2008 and 2009 bases, after its disposal in the fourth quarter of 2009.
January — December 2009 Results Telefónica 4

TELEFÓNICA GROUP
Consolidated Results
By type of access, the Telefónica Group had over 202 million wireless accesses at the end of 2009, with net adds of around 15.0 million accesses in comparable terms2,3. It is worth highlighting that in the second half of the year net adds tripled the ones for the first six months. This impressive performance was underpinned by the significant improvements in the three areas of operations, whose quarterly net adds progressively rose over the year. In the second half of the year, net adds3 in Latin America were 3.3 times higher than in January-June 2009, while wireless net adds3 at Telefónica España and Telefónica Europa in the second half were 4.9 times and 1.9 times higher respectively than in January-June 2009.
The main drivers of wireless net adds to December 2009 were Brazil (6.8 million), Mexico (2.1 million), Germany3 (1.5 million), Argentina (1.1 million) and UK (1.0 million). The main contributors in the fourth quarter were Brazil (2.9 million), Mexico (0.9 million), Argentina (0.5 million) and Germany3 (0.6 million).
Mobile broadband accesses also registered significant growth, exceeding 15 million at the end of December 2009 (vs. 9 million accesses recorded in 2008).
Retail internet broadband accesses stood at 13.5 million, a year-on-year increase of 8.2%, driven by the growing adoption of bundled voice, ADSL and Pay-TV service packages. In Spain nearly 88% of retail broadband accesses are bundled as part of some kind of dual or triple play package, whilst in Latin America almost 56% of broadband accesses are bundled as part of Duos or Trios. In 2009 net adds exceeded 1.0 million accesses (0.3 million in the fourth quarter), mostly from Argentina and UK.
Pay TV accesses stood at around 2.5 million at the end of 2009, 9.8% up from a year earlier. It is worth mentioning that the Company already offers Pay-TV services in Spain, the Czech Republic, Peru, Chile, Colombia, Brazil, Venezuela and Argentina.
With regard to financial results, it is worth mentioning that during 2009 and the beginning of 2010 several factors have surfaced with respect to the Venezuelan economy that have led to reconsider the accounting treatment that the Telefónica Group currently applies in the translation of the financial statements of its subsidiaries in Venezuela, and the recoverability of their financial investments in the country. Key among these factors are: the inflation index reached in 2009 and the cumulative inflation index over the last three years, restrictions in the official foreign exchange market, and finally, the devaluation of the Bolívar, by decision of the Government of that country on January 8th, 2010. Consequently, according to International Financial Reporting Standards (IFRS), the Venezuelan economy should be considered as hyperinflationary for 2009. As a result, the financial results of Telefónica Group and, therefore, those of Telefónica Latinoamérica and the Atento Group are affected by the above mentioned effects.
With respect to the above mentioned matters, the main impacts on the 2009 consolidated financial statements of the Telefónica Group are the following:

Million euros
Revenue	267
OIBDA	64
Net Income	(548)
Translation differences	1,224
Net impact in Equity	676

[2]	Excluding Medi Telecom’s customers from the 2008 and 2009 bases, after its disposal in the fourth quarter of 2009.

[3]	For comparison purposes, net customer additions exclude the disconnection of inactive customers in December 2008 and December 2009.
January — December 2009 Results Telefónica 5

TELEFÓNICA GROUP
Consolidated Results
For comparative purposes and in order to facilitate the interpretation of the year-on-year variations versus 2008 results, changes in constant currency of the items affected by the hyperinflation adjustment are reported excluding these impacts.
Therefore, and despite the complex trading environment in 2009, reflected in sharp pressure on revenues in some of our markets, the strong diversification of the Company’s business portfolio enabled the Group to achieve revenues of 56,731 million euros in 2009 (-2.1% year-on-year in reported terms), up 0.2% year-on-year in organic4 terms. Particularly noteworthy is the significant increase in revenues at Telefónica Latinoamérica, which contributed 2.7 percentage points to organic4 growth and, to a lesser extent, at Telefónica Europa, which contributed 0.2 percentage points. Also worth noting is the improved revenue performance from Telefónica España in the second half of the year, with a slowdown in the pace of year-on-year revenue decline in the fourth quarter (for the second consecutive quarter).
The negative impact from foreign exchange rates reduced revenue growth by 2.9 percentage points, excluding the impact from hyperinflationary accounting while changes in the consolidation perimeter added 0.1 percentage points, also excluding the adjustment from hyperinflationary accounting.
By service, broadband connectivity revenues (wireline and mobile) and revenues from applications and services continued to increase their contribution to Group revenues, adding 2.5 percentage points to organic4 revenue growth in 2009. This offsets the lower contribution of access, voice and equipment resulting from the consumers’ usage optimization in the current economic environment.
In absolute terms, Telefónica Latinoamérica contributed 40.5% to total Group revenues (+1.8 percentage points compared to 2008, excluding the impact from hyperinflationary accounting), whilst Telefónica España and Telefónica Europe contributed 34.7% and 23.9% to Group revenue respectively.
Telefónica Group’s operating expenses in 2009 amounted to 35,489 million euros, down 0.4% from 2008 in organic terms4 (-2.9% in reported terms), as a result of lower supply expenses.
Supply expenses declined by 6.2% to December in reported terms. Excluding exchange rate effects and the impact from hyperinflationary accounting, supply expenses fell 3.1% year-on-year. This decline is mainly due to lower interconnection costs resulting from the decline in fixed-to-mobile traffic and the fall in mobile termination rates.
Personnel expenses rose 2.7% year-on-year in constant euros and excluding the impact from hyperinflationary accounting to 6,775 million euros (+0.2% in reported terms). The average number of employees in the period was 255,151 (3,376 more than the 2008 average), mainly due to the larger workforce at the Atento Group. Excluding the Atento Group workforce, the average number of employees in the Telefónica Group was virtually stable year-on-year at 125,266.
External service expenses (9,921 million euros) rose 1.0% year-on-year in 2009 excluding the impact from exchange rates and from hyperinflationary accounting. This increase is largely due to higher customer, network and systems management expenses at Telefónica Latinoamérica. External service expenses fell 1.6% in reported terms in 2009.
Gains on sale of fixed assets in 2009 amounted to 248 million euros, mainly from the disposal of Medi Telecom, which generated 220 million euros of capital gains, registered in the fourth quarter of the year. It is worth highlighting that gains on sale of fixed assets in 2008 (292 million euros) were affected mainly by the sale of Sogecable and real estate disposals at Telefónica España and Telefónica O2 Czech Republic.

[4]
Assuming constant exchange rates, excluding the impact of the hyperinflationary accounting in Venezuela, and including the consolidation of Telemig in January-March 2008. OIBDA and OI exclude the impacts of the capital gains from the sale of Airwave and Sogecable, registered in 2008, and the impact of the capital gains from the disposal of Medi Telecom in the fourth quarter of 2009.

January — December 2009 Results Telefónica 6

TELEFÓNICA GROUP
Consolidated Results
The Company’s focus on increasing efficiency and exploiting economies of scale was reflected in operating income before depreciation and amortisation (OIBDA), which totalled 22,603 million euros in 2009 (-1.4% in reported terms). In organic4 terms, OIBDA grew 0.9% year-on-year, underpinned by Telefónica Latinoamérica (+3.8 percentage points) and Telefónica Europa (+0.7 percentage points), which offset Telefónica España’s lower contribution (-3.3 percentage points). In organic5 terms, the Telefónica Group improved its OIBDA margin by 0.3 percentage points to 39.8%, mainly boosted by margin expansion at Telefónica Latinoamérica (+1.7 percentage points) and at Telefónica Europe (+0.8 percentage points).
OIBDA at Telefónica España accounted for 43.2% of total Group OIBDA, compared to 40.5% and 17.3% for Telefónica Latinoamérica and Telefónica Europe, respectively.
Depreciation and amortisation in 2009 totalled 8,956 million euros, up 1.2% year-on-year in organic terms5 and excluding the adjustment for hyperinflationary accounting, mainly due to higher depreciation and amortisation at Telefónica Latinoamérica (+2.0 percentage points contribution to growth) and Telefónica Europa (+0.7 percentage points contribution to growth). In reported terms, depreciation and amortisation was down 1.0% year-on-year.
Operating income (OI) amounted to 13,647 million euros in 2009, with 0.7% year-on-year growth in organic5 terms (-1.6% in reported terms).
Profit from associated companies reached 47 million euros to December (-161 million euros in 2008), mainly as a result of increased profits from the Company’s stake in Portugal Telecom and reduced losses from its participation in Telco, S.p.A. Results for 2008 include the impact of the impairment charge taken by Telco, S.p.A.’s on the Company’s investment in Telecom Italia, amounting to 209 million euros (146 million euros after the related tax effect at Telefónica, S.A.).
Net financial results in 2009 amounted to 3.307 million euros (+18.2% vs. 2008), with the average cost of debt of the Group standing at 7.3%. The impact derived from recent announcements coming from Venezuela amounted to 630 million euros; stripping out this effect, the average cost was 5.92%, with a 4.3% decline in the financial costs vs. the previous year, due to:
•	Lower expenses (298 million euros) due to lower interest rates during 2009 mainly in European currencies.
•	A decrease of 3.7% in the average debt, which has generated savings of 104 million euros.
•	Changes of the actual value of commitments derived mainly from the pre-retirement plans and other positions equally accounted at market value have generated a lower income of 85 million euros.
•	Changes in the foreign exchange gains and losses up to December 2009 with respect to 2008 yielded a higher cost of 197 million euros.
Free cash flow generated by the Telefónica Group in 2009 reached 9,097 million euros. Out of this figure, 959 million euros were assigned to Telefónica’s share buyback program, 4,557 million euros to Telefónica S.A. dividend payment and 793 million euros to commitment cancellations derived mainly from the pre-retirements plans. In addition there was a payment of 1,178 million euros due to financial investments and divestments. As a result, net financial debt decreased by 1,610 million euros. On the other hand, net debt increased by an additional 2,429 million euros because of the foreign exchange impact, changes in the consolidation perimeter and other effects on financial accounts. All this led to an increase of 818 million euros with respect to the net financial debt at the end of 2008 (42,733 million euros), leaving the final figure in December 2009 at 43,551 million euros.
The leverage ratio, net debt over OIBDA, stood at 1.9 times at December 2009, in line with the reported leverage ratio at September 2009.

[5]
Assuming constant exchange rates, excluding the impact of the hyperinflationary accounting in Venezuela, and including the consolidation of Telemig in January-March 2008. OIBDA and OI exclude the impacts of the capital gains from the sale of Airwave and Sogecable, registered in 2008, and the impact of the capital gains from the disposal of Medi Telecom in the fourth quarter of 2009.

January — December 2009 Results Telefónica 7

TELEFÓNICA GROUP
Consolidated Results
During 2009, the financing activity of the Telefónica Group, excluding short term Commercial Paper Programmes activity, rose above 14,000 million euros mainly focused on refinancing 2009 maturities and pre-financing part of 2010 debt at Telefónica, S.A. level. It is worth highlighting the 5 years Euro-denominated bond issue for an amount of 2,000 million euros raised in January, 1,000 million euros raised in March through a 7 years bond issue, the re-opening of this last one in June for another 500 million euros, a 6 year private issue of 400 million euros placed in the same month and a US dollar-denominated issue for USD 2,250 million divided in 2 tranches of 5.5 and 10 years maturities launched in June. During the last quarter of the year, Telefónica issued in November a 10 year euro denominated bond for an amount of 1,750 million euros and, in December, Telefónica launched a 5 year private issue for 100 million euros and a 13 year bond for an amount of GBP 650 million. Thanks to these transactions, the Group’s cash position exceeds 2010 maturities.
Additionally, in February a 4,000 million euros extension on a syndicated facility maturing in 2011 was successfully signed, smoothing 2011 maturities and adjusting them to levels more in line with cash flow generation figure. Of this figure, 2,000 million euros were shifted to 2012 and the remaining 2,000 million euros were shifted to 2013.
Telefónica S.A. and its holding companies have continued active during 2009 under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance of approximately 800 million euros.
Regarding Latin America, Telefónica subsidiaries have tapped the capital markets up to December 2009 for an amount above 2,000 million equivalent euros, mainly for refinance 2009 maturities and renewing existing debt.
At the end of December, bonds and debentures represented 63%, on the consolidated financial debt breakdown, while debt with financial institutions weighted 37%.
In 2009 income taxes totalled 2,450 million euros, implying a tax rate of 23.6%. It is worth mentioning that at the end of 2009, the European Commission’s conclusion with respect to the legal action against the Kingdom of Spain regarding tax amortization of goodwill generated from certain foreign investments made subsequent to December 21st, 2007 was published. In accordance to the above, this decision has no effect on the Telefónica Group. As the above mentioned legal action has been resolved, the consolidated income statement of the Telefónica Group for 2009 will reflect a lower income tax expense for the tax amortization of goodwill from the acquisition date to year-end, in an amount of 591 million euros.
In addition, the expected impact in future years is estimated to be a lower income tax expense of approximately 140 million euros on an annual basis. It should be noted that, in accordance with the Spanish Tax Income Law goodwill amortization charges are deductible for 20 years.
Losses attributable to minority interests reduced net income to the end of December by 161 million euros (-234 million euros in 2008), mainly due to minority interests in the profits of Telesp, Telefónica O2 Czech Republic and in the losses of Telefónica Telecom. This year-on-year change in performance is explained by the lower profits attributable to minority interests in Telefónica Chile (following the takeover bid for minority interests in 2008) and Telesp, and the increased losses at Telefónica Telecom.

[6]
Assuming constant exchange rates, excluding the impact of the hyperinflation accounting in Venezuela, and including the consolidation of Telemig in January-March 2008. OIBDA and OI exclude the impacts of the capital gains from the sale of Airwave and Sogecable, registered in 2008, and the impact of the capital gains from the disposal of Medi Telecom in the fourth quarter of 2009.

January — December 2009 Results Telefónica 8

TELEFÓNICA GROUP
Consolidated Results
As a result of the above, consolidated net income in 2009 amounted to 7,776 million euros, up 2.4% from 2008 in reported terms, whereas basic earnings per share in 2008 stood at 1.71 euros, with a 4.5% year-on-year growth.
CapEx in 2009 reached 7,257 million euros (-11.1% year-on-year in organic terms6), with the investment devoted to growth and transformation being the Company’s priority. Therefore, as compared to 2008, 3G coverage increased by 15 percentage points, fixed loops able to support bandwidth above 25 Mbps grew by 6 percentage points, whereas the capacity of the IP network doubled. As a result, operating cash flow (OIBDA-CapEx) stood at 15,346 million euros, up 8.0% year-on-year in organic terms6. This performance was driven by strong growth at Telefónica Latinoamérica (+29.8% in organic terms6; 5,693 million euros) and at Telefónica Europa (+21.7% in organic terms6; 2,183 million euros), which offset the lower cash flow generated by Telefónica España in comparable terms7 (-5.9% to 7,893 million euros). Economies of scale and efficient management of operating expenses and investment enabled an efficiency ratio8 of 74.1% to be achieved, a year-on-year improvement of 1.4 percentage points.
All in all, 2009 results show acceleration from revenues to operating cash flow in organic9 growth terms, with the latter exceeding revenue growth by 7.8 percentage points, highlighting the Company’s success in combining strong commercial activity with high cash flow generation in a complex macroeconomic context.

[7]
Comparable basis exclude following effects: Universal Service Obligation: 183 million euros in revenues and 51 million euros in OIBDA in the third quarter of 2008, 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009 and 148 million euros in revenues and 47 million euros in OIBDA in the fourth quarter of 2009; bad debt recovery: 25 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 6 million euros in OIBDA in 2009 and 74 million euros in 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter of 2009; sale of application rights: 48 million euros in revenues and OIBDA in the third quarter of 2009; and 220 million euros in OIBDA from capital gains on the disposal of Medi Telecom in the fourth quarter of 2009.

[8]	Defined as (Operating expenses + CapEx — Own work capitalised) / Revenues for the last twelve months. CapEx excludes the acquisition of spectrum and the Real Estate Efficiency Programme at T. España.

[9]
Assuming constant exchange rates, excluding the impact of the hyperinflation accounting in Venezuela, and including the consolidation of Telemig in January-March 2008. OIBDA and OI exclude the impacts of the capital gains from the sale of Airwave and Sogecable, registered in 2008, and the impact of the capital gains from the disposal of Medi Telecom in the fourth quarter of 2009.

January — December 2009 Results Telefónica 9

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - December			October - December
	2009	2008	% Chg	2009	2008	% Chg

Revenues	56,731	57,946	(2.1)	14,976	14,804	1.2
Internal exp capitalized in fixed assets	720	736	(2.2)	237	207	14.6
Operating expenses	(35,489)	(36,553)	(2.9)	(9,654)	(9,367)	3.1
Supplies	(16,717)	(17,818)	(6.2)	(4,560)	(4,607)	(1.0)
Personnel expenses	(6,775)	(6,762)	0.2	(1,770)	(1,697)	4.4
Subcontracts	(9,921)	(10,079)	(1.6)	(2,734)	(2,607)	4.9
Bad Debt Provisions	(874)	(748)	16.8	(210)	(186)	13.0
Taxes	(1,203)	(1,147)	4.9	(380)	(271)	40.3
Other net operating income (expense)	435	510	(14.7)	221	196	12.8
Gain (loss) on sale of fixed assets	248	292	(15.1)	230	56	n.m.
Impairment of goodwill and other assets	(42)	(12)	n.m.	(32)	(3)	n.m.
Operating income before D&A (OIBDA)	22,603	22,919	(1.4)	5,978	5,893	1.4
OIBDA margin	39.8%	39.6%	0.3 p.p.	39.9%	39.8%	0.1 p.p.
Depreciation and amortization	(8,956)	(9,046)	(1.0)	(2,293)	(2,243)	2.2
Operating income (OI)	13,647	13,873	(1.6)	3,685	3,650	0.9
Profit from associated companies	47	(161)	c.s.	0	(180)	c.s.
Net financial income (expense)	(3,307)	(2,797)	18.2	(1,034)	(698)	48.0
Income before taxes	10,387	10,915	(4.8)	2,651	2,771	(4.3)
Income taxes	(2,450)	(3,089)	(20.7)	(161)	(715)	(77.5)
Income from continuing operations	7,937	7,826	1.4	2,490	2,057	21.1
Income (Loss) from discontinued ops.	(0)	0	c.s.	(0)	0	c.s.
Minority interest	(161)	(234)	(31.1)	(50)	(60)	(17.0)
Net income	7,776	7,592	2.4	2,440	1,996	22.2
Weighted average number of ordinary shares outstanding during the period (millions)	4,553	4,646	(2.0)	4,554	4,593	(0.8)
Basic earnings per share (euros)	1.71	1.63	4.5	0.54	0.43	23.3

Notes:

•	Starting April 2008, Vivo consolidates Telemig.

•
For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 “Earnings per share”. Thereby, there are not been taken into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

•	2008 includes a positive impact of 174 million euros from Airwave disposal.

•	Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008. Medi Telecom capital gain amounting 220 million euros is recorded in the fourth quarter of 2009.

•	2009 figures impacted by the hyperinflation in Venezuela.
January — December 2009 Results Telefónica 10

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January - December			January - December			January - December
	2009	2008	% Chg	2009	2008	% Chg	2009	2008	Chg

Telefónica España (1)(2)	19,703	20,838	(5.4)	9,757	10,285	(5.1)	49.5%	49.4%	0.2 p.p.
Telefónica Latinoamérica (3)	22,983	22,174	3.7	9,143	8,445	8.3	39.8%	38.1%	1.7 p.p.
Telefónica Europe (4)	13,533	14,308	(5.4)	3,910	4,180	(6.4)	28.9%	29.2%	(0.3 p.p.	)
Other companies and eliminations	512	625	(18.1)	(207)	9	c.s	n.m.	n.m.	n.m.
Total Group (2)(3)(4)(5)	56,731	57,946	(2.1)	22,603	22,919	(1.4)	39.8%	39.6%	0.3 p.p.

	OPERATING INCOME			CAPEX			OPCF (OIBDA-CAPEX)
	January - December			January - December			January - December
	2009	2008	% Chg	2009	2008	% Chg	2009	2008	% Chg

Telefónica España (1)(2)	7,617	8,046	(5.3)	1,863	2,208	(15.6)	7,893	8,077	(2.3)
Telefónica Latinoamérica (3)	5,350	4,800	11.5	3,450	4,035	(14.5)	5,693	4,410	29.1
Telefónica Europe (4)	1,015	1,144	(11.3)	1,728	2,072	(16.6)	2,183	2,108	3.5
Other companies and eliminations	(335)	(117)	n.m.	216	85	153.6	(423)	(76)	n.m.
Total Group (2)(3)(4)(5)	13,647	13,873	(1.6)	7,257	8,401	(13.6)	15,346	14,519	5.7

Notes:

•	OIBDA and OI are presented bebore brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2009 figures impacted by the hyperinflation in Venezuela.

(1)
In comparable terms revenues of Telefónica España would decline by 5.9%, OIBDA would decrease by 8.0% and OpCF would drop 5.9%. Comparable terms exclude Universal Service: 183 million euros in revenue and 51 million euros in OIBDA in the third quarter of 2008, 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009, and 148 million euros in revenues and 47 million euros in OIBDA in the fourth quarter of 2009; bad debt recovery: 25 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 6 million euros in OIBDA in January-December 2009 and 74 million euros in OIBDA in the same period in 2008; revision of the estimates for the adjustment to workforce adaptation plans provided for in prior periods, which resulted in lower expenses of 90 million euros in the second quarter of 2009; sale of applications rights: 48 million euros in revenue and OIBDA in the third quarter of 2009 and capital gain from the disposal of Medi Telecom of 220 million in OIBDA in the fourth quarter of 2009.

(2)	Medi Telecom capital gain amounting 220 million euros is recorded in the fourth quarter of 2009.

(3)	Starting April 2008, Vivo consolidates Telemig.

(4)	2008 includes a positive impact of 174 million euros derived from Airwave disposal. OIBDA and OI include 44 million euros from restructuring costs registered in 2009.

(5)	Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.
January — December 2009 Results Telefónica 11

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)

	Dec 2009	Dec 2008	% Chg

Non-current assets	84,311	81,923	2.9
Intangible assets	15,846	15,921	(0.5)
Goodwill	19,566	18,323	6.8
Property, plant and equipment and Investment property	32,003	30,546	4.8
Non-current financial assets and investments in associates	10,925	10,153	7.6
Deferred tax assets	5,971	6,980	(14.5)
Current assets	23,830	17,973	32.6
Inventories	934	1,188	(21.4)
Trade and other receivables	10,622	9,315	14.0
Current tax receivable	1,246	970	28.5
Current financial assets	1,906	2,216	(14.0)
Cash and cash equivalents	9,113	4,277	113.1
Non-current assets classified as held for sale	9	7	33.3

Total Assets = Total Equity and Liabilities	108,141	99,896	8.3

Equity	24,274	19,562	24.1
Equity attributable to equity holders of the parent	21,734	17,231	26.1
Minority interest	2,540	2,331	9.0
Non-current liabilities	56,931	55,202	3.1
Long-term financial debt	47,607	45,088	5.6
Deferred tax liabilities	3,082	3,576	(13.8)
Long-term provisions	4,993	5,421	(7.9)
Other long-term liabilities	1,249	1,117	11.8
Current liabilities	26,936	25,132	7.2
Short-term financial debt	9,184	8,100	13.4
Trade and other payables	7,365	8,120	(9.3)
Current tax payable	2,766	2,275	21.6
Short-term provisions and other liabilities	7,621	6,637	14.8

Financial Data

Net financial Debt (1)	43,551	42,733	1.9

(1)
Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt — Short term financial investments — Cash and cash equivalents — Long term financial assets and other non-current assets.

Note: 2009 figures impacted by the hyperinflation in Venezuela.
January — December 2009 Results Telefónica 12

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January - December
		2009	2008	% Chg

I	Cash flow from operations	21,178	20,571	3.0
II	Net interest payment (1)	(2,070)	(2,781)
III	Payment for income tax	(2,942)	(1,413)
A=I+II+III	Net cash provided by operating activities	16,165	16,377	(1.3)
B	Payment for investment in fixed and intangible assets	(7,592)	(7,861)
C=A+B	Net free cash flow after CapEx	8,573	8,516	0.7
D	Net Cash received from sale of Real Estate	241	248
E	Net payment for financial investment	(1,419)	(1,575)
F	Net payment for operations with minority shareholders and treasury stock (2)	(5,785)	(6,681)
G=C+D+E+F	Free cash flow after dividends	1,610	508	n.m.
H	Effects of exchange rate changes on net financial debt	1,226	(2,142)
I	Effects on net financial debt of changes in consolid. and others	1,203	99
J	Net financial debt at beginning of period	42,733	45,284
K=J-G+H+I	Net financial debt at end of period	43,551	42,733	1.9

(1)	Including cash received from dividends paid by subsidiaries that are not under the full consolidation method.

(2)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are under full consolidation method.

Note: 2009 figures impacted by the hyperinflation in Venezuela.
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January - December
	2009	2008	% Chg

OIBDA	22,603	22,919	(1.4)
- CapEx accrued during the period	(7,257)	(8,401)
- Payments related to cancellation of commitments	(793)	(920)
- Net interest payment	(2,070)	(2,781)
- Payment for tax	(2,942)	(1,413)
- Results from the sale of fixed assets	(248)	(292)
-Investment In working capital and other deferred income and expenses	(719)	(597)
= Net Free Cash Flow after CapEx	8,573	8,516	0.7
+ Net Cash received from sale of Real Estate	241	248
- Net payment for financial investment	(1,419)	(1,575)
- Net payment for operations wirh minority shareholders and treasury stock	(5,785)	(6,681)
= Free Cash Flow after dividends	1,610	508	n.s.
Unaudited figures (Euros in millions)

	January - December
	2009	2008	% Chg

Net Free Cash Flow after CapEx	8,573	8,516	0.7
+ Payments related to cancellation of commitments	793	920
- Operations with minority shareholders	(269)	(291)
= Free Cash Flow	9,097	9,145	(0.5)
Weighted average number of ordinary shares outstanding during the period (millions)	4,553	4,646
= Free Cash Flow per share (euros)	2.00	1.97	1.5

Note:
The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after operations with minority shareholders, due to cash recirculation within the Group.

Note:	2009 figures impacted by the hyperinflation in Venezuela.
January — December 2009 Results Telefónica 13

TELEFÓNICA GROUP
Financial Data
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		December 2009

	Long-term debt (1)	48,122
	Short term debt including current maturities	9,184
	Cash and cash equivalents	(9,113)
	Short and Long-term financial investments (2)	(4,642)
A	Net Financial Debt	43,551
	Guarantees to IPSE 2000	71
B	Commitments related to guarantees	71
	Gross commitments related to workforce reduction (3)	4,257
	Value of associated Long-term assets (4)	(827)
	Taxes receivable (5)	(1,169)
C	Net commitments related to workforce reduction	2,260
A + B + C	Total Debt + Commitments	45,883

	Net Financial Debt / OIBDA (6)	1.9x
	Total Debt + Commitments/ OIBDA (6)	2.1x

(1)	Includes “long-term financial debt” and 515 million euros of “other long-term debt”.

(2)	Current financial assets and 2,736 million euros recorded under the caption of “Non-current financial assets and investments in associates”.

(3)
Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(4)
Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(5)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(6)	Calculated based on December 2009 OIBDA excluding results on the sale of fixed assets.

Note: 2009 figures impacted by the hyperinflation in Venezuela.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	December 2009
	EUR	LATAM	GBP	CZK	USD

Currency mix	69%	12%	8%	6%	4%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Last review

Moody’s	Baa1	P-2	Positive	17/02/2009
JCR	A	—	Stable	17/12/2008
S&P	A-	A-2	Stable	2/12/2008
Fitch/IBCA	A-	F-2	Stable	25/11/2008
January — December 2009 Results Telefónica 14

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Dec 2009	Jan - Dec 2008	December 2009	December 2008

USA (US Dollar/Euro)	1.390	1.463	1.441	1.392
United Kingdom (Sterling/Euro)	0.891	0.795	0.888	0.952
Argentina (Argentinean Peso/Euro)	5.174	4.632	5.474	4.806
Brazil (Brazilian Real/Euro)	2.757	2.659	2.508	3.252
Czech Republic (Czech Crown/Euro)	26.435	24.969	26.465	26.930
Chile (Chilean Peso/Euro)	775.795	758.725	730.460	885.740
Colombia (Colombian Peso/Euro)	2,985.075	2,873.563	2,941.176	3,125.000
El Salvador (Colon/Euro)	12.165	12.806	12.605	12.177
Guatemala (Quetzal/Euro)	11.331	11.069	12.035	10.830
Mexico (Mexican Peso/Euro)	18.778	16.239	18.812	18.841
Nicaragua (Cordoba/Euro)	28.258	28.365	30.023	27.623
Peru (Peruvian Nuevo Sol/Euro)	4.186	4.285	4.165	4.371
Uruguay (Uruguayan Peso/Euro)	31.303	30.605	28.275	33.888
Venezuela (Bolivar Fuerte/Euro) (3)	2.989	3.147	3.097	2.992

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 31/December/09 and 31/December/08.

(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.
January — December 2009 Results Telefónica 15

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Against an adverse economic backdrop, the Company adapted its management priorities throughout the year, delivering a healthy cash flow generation in 2009 while posting a sharp pick up in commercial activity during the second half, thereby setting the base for future growth from a sound leadership position. All this, in a highly mature and very competitive market, and against a backdrop of an increasing number of customers optimising their spending, especially on voice services.
It is especially noteworthy the better revenue performance evidenced across all business in the fourth quarter, recording a slowdown in the year-on-year decline versus previous quarters. As a result there was a 1.1 percentage point quarter-on-quarter improvement in wireline revenues on a comparable basis1, and a 3.9 percentage point improvement in wireless revenues (+0.4 percentage points in service revenues).
At the end of 2009, Telefónica España continues leading the Spanish market, with a total of 46.8 million accesses. It is worth highlighting the greater number of retail broadband Internet accesses, which rose 4.4% year-on year to nearly 5.5 million, the significant increase in the number of pay-TV customers (+14.8% versus December 2008), and the strong growth in contract customers in the wireless business (+5.3% year-on-year), to reach the wireless customer base 23.5 million. At the same time, the rising appetite for wireless flat-rate data plans continued, which exceeded 1.9 million at the end of the year, twice the figure for year-end 2008.
Revenues totalled 19,703 million euros in 2009, down 5.4% year-on-year and 1.6% in the fourth quarter. The improved performance in the fourth quarter reflects revenues booked in the quarter associated with the recognition of the Universal Service Obligation for the 2007 and 2008 fiscal years. Recall that in 2008 revenues associated with the recognition of the Universal Service Obligation totalled 183 million euros (all booked in the third quarter) while for the full-year 2009 the figure is 223 million euros (75 million euros booked in the first quarter and 148 million euros booked in the fourth quarter).
On a comparable basis1, 2009 revenues declined 5.9% year-on-year and 4.5% in the fourth quarter. a decrease that was smaller than in previous quarters (-6.6% in the third quarter and -6.9% in the second quarter). The major driver of 2009 revenue performance was the lower consumption of voice services. On the other hand, in the wireline business, IT Services (+14.7% year-on-year in 2009; +19.5% in the fourth quarter of 2009) and Data Services (+8.7% versus 2008; +11.3% in the fourth quarter), performed very well in both the fourth quarter and the full year, as well as wireless data connectivity revenues (+52.2% versus 2008).
Reported operating income before depreciation and amortisation (OIBDA) reached 9,757 million euros in 2009 (-5.1% versus 2008), with a solid OIBDA margin of 49.5%, similar to the margin of the previous year (+0.2 percentage points). On comparable basis1, OIBDA declined 8.0% year-on-year in 2009, mainly due to the loss of higher-margin revenues, mostly from wireline and wireless voice traffic and wireline access related revenues, and the higher commercial activity in the second half of 2009. In the fourth quarter OIBDA was down 7.5% on a comparable basis1, following the sharp increase in commercial activity in the wireless business targeted at the business’ most valuable customers. On a comparable basis1, the OIBDA margin stood at 48.0% for 2009, a figure that remains a benchmark in the European telecom sector.

[1]
Comparable basis exclude following effects: Universal Service Obligation: 183 million euros in revenues and 51 million euros in OIBDA in the third quarter of 2008, 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009 and 148 million euros in revenues and 47 million euros in OIBDA in the fourth quarter of 2009; bad debt recovery: 25 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 6 million euros in OIBDA in 2009 and 74 million euros in 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter of 2009; sale of application rights: 48 million euros in revenues and OIBDA in the third quarter of 2009; and 220 million euros in OIBDA from capital gains on the disposal of Medi Telecom in the fourth quarter of 2009.

January — December 2009 Results Telefónica 16

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
CapEx totalled 1,863 million euros in 2009 (-15.6% year-on-year), reflecting the Company’s ability to adapt investments as a function of demand and to focus on the fastest growing businesses, such as mobile broadband.
As a result, operating cash flow (OIBDA-CapEx) totalled 7,893 million euros in 2009 (-2.3% year-on-year on a reported basis and -5.9% on a comparable basis2), reflecting the initiatives taken to contain costs and investment in order to limit the impact of pressure on revenues.
WIRELINE BUSINESS
In 2009, Spanish wireline access market continued affected by an adverse economic climate, and showed an estimated year-on-year decrease of 0.8%. Against this backdrop, the Company’s total number of wireline accesses in service (retail wireline telephony accesses, wholesale line rental, fully unbundled loops, and naked wholesale ADSL) was down 2.4% in 2009 (-386,465 wireline accesses in the year).
Total retail wireline telephony accesses stood at 14.2 million at the end of 2009 (15.3 million in December 2008), affected by ongoing loop unbundling. Hence, the Company had an estimated market share in 2009 of 72%. It is worth highlighting that in 2009 66% of the retail wireline telephony accesses lost were offset by net growth in wholesale accesses, which generate revenues for the company.
It should also be highlighted that in the fourth quarter the Company registered the lowest quarterly line losses of 2009, with the exception of the third quarter, which was affected by seasonal factors; line losses in the fourth quarter were 282,352 accesses.
The number of pre-selected lines continued to decline, dropping by 122,583 in the quarter and by 406,815 in 2009 to below 1.1 million lines at the end of December.
Telefónica remains market leader in wireline retail broadband Internet accesses, with an estimated market share of around 56% and nearly 5.5 million accesses (+4.4% versus December 2008), after registering 53,262 net adds in the fourth quarter and 230,379 in 2009. As of December 2009, the total market topped 9.9 million accesses after posting an estimated year-on-year growth of 7.2%.
The Company lost 64,739 wholesale indirect broadband accesses in 2009, down to a total of 359,025 at year end (-15.3% versus 2008) after posting an increase of 21,786 accesses in the fourth quarter. Unbundled loops net adds in 2009 were 455,749 (132,455 in the fourth quarter). Total unbundled loops reached 2.2 million, of which 21% are shared access loops, and the remainder 79% are fully unbundled loops (including more than 428,000 naked shared access loops). In 2009 net adds of fully unbundled loops were 610,426 (184,789 in the fourth quarter), 28% of which were naked shared access loops. Shared access loops decreased by 154,677 in 2009 and by 52,334 in the fourth quarter.
During the fourth quarter Pay-TV accesses continued delivering an excellent performance, with net adds of 48,725 (+112.4% year-on-year). After registering 90,486 Pay-TV net adds in 2009, Telefónica finished the year with a total of 702,980 customers (+14.8% year-on-year) and a significant improvement in its estimated market share to around 17%; this market share figure is even more remarkable bearing in mind current Imagenio’s coverage, limited to 60% of Spanish households.
The total number of Dúo and Trío accesses means that nearly 88% of the Company’s retail broadband accesses now form part of a double or triple play bundle.

[2]
Comparable basis exclude following effects: Universal Service Obligation: 183 million euros in revenues and 51 million euros in OIBDA in the third quarter of 2008, 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009 and 148 million euros in revenues and 47 million euros in OIBDA in the fourth quarter of 2009; bad debt recovery: 25 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 6 million euros in OIBDA in 2009 and 74 million euros in 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter of 2009; sale of application rights: 48 million euros in revenues and OIBDA in the third quarter of 2009; and 220 million euros in OIBDA from capital gains on the disposal of Medi Telecom in the fourth quarter of 2009.

January — December 2009 Results Telefónica 17

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Full-year 2009 revenues amounted to 12,167 million euros in 2009, down 3.3% year-on-year. On a comparable basis3, revenues fell 2.9% in the fourth quarter (-3.7% in 2009), which represented an improvement on the performance in previous quarters (4.7% year-on-year decline in the second quarter and 4.0% year-on-year decline in the third quarter). By item:
•
Traditional access revenues were down 5.2% year-on-year in 2009 while rose 12.6% in the fourth quarter, affected by the booking of revenues associated with the recognition of the Universal Service Obligation amounting to 183 million euros in 2008 (in the third quarter of 2008) and of 223 million euros in 2009 (75 million euros in the first quarter of 2009 and 148 million euros in the fourth quarter of 2009). On a comparable basis[3], traditional access revenues declined 7.0% year-on-year in 2009 (-9.1% in the fourth quarter) due to the lower number of accesses (-7.3% year-on-year).

•
Voice service revenues continued to improve on a relative basis, recording a slowdown in the year-on-year decline in the fourth quarter (-9.5%) vs. the previous two quarters (-12.1% in the second quarter and -10.8% in the third). Over the full year, voice service revenues fell by 10.2% on the back of lower fixed-to-mobile and international traffic handled and the growing weight of traffic under flat-rate plans, stemming from consumers’ usage optimization.

•	Internet and broadband revenues fell by 1.9% year-on-year in 2009 (-1.7% in the fourth quarter):
•
Retail broadband service revenues declined 1.7% in 2009 (-2.7% in the fourth quarter), mainly due to slower growth in the total number of accesses and a reduction in effective ARPU (-6.4% in 2009 and -5.5% in the fourth quarter).

•	Wholesale broadband revenues (+3.3% year-on-year for the full year and +7.5% over the fourth quarter) reflect the growth in unbundled loops.
•
Revenues from Data services continued to show significant growth year-on-year (+11.3% in the fourth quarter and +8.7% in 2009), driven by increased revenues from leased circuits to mobile operators, mainly Telefónica Móviles España, as a result of the rapid growth in mobile broadband.

•	Revenues from IT services posted robust growth (+14.7% year-on-year in 2009 and +19.5% in the fourth quarter).
Operating expenses declined by 2.4% in 2009 on a comparable basis3 (down 3.1% in the fourth quarter). Reported operating expenses declined by 2.8% to 6,527 million euros, and break down as follows:
•	External service expenses fell by 2.7% to 1,300 million euros in 2009. In the fourth quarter these expenses decreased by 5.7%, due to lower commercial activity.
•
Personnel costs dropped by 0.9% to 2,052 million euros. Excluding the impact of the revision of the estimates for the adjustment to workforce provision provided for in prior periods, personnel costs rose by 1.9% in 2009, due to a higher year-on-year costs in the fourth quarter of 2009. The positive impact of lower than budgeted CPI for salary revision purposes was accounted for in the fourth quarter of 2008.

•	Supply costs decreased 6.0% to 2,785 million euros in 2009, thanks to lower interconnection costs associated with lower fixed-to-mobile traffic and the reduction in mobile termination rates.
As a result, operating income before depreciation and amortisation (OIBDA) in 2009 reached 5,810 million euros (-4.0% year-on-year), while the OIBDA margin stood at 47.7%. On a comparable basis3, OIBDA was down 4.1% for the full year (-0.5% in the fourth quarter). Meanwhile, on a comparable basis4, the OIBDA margin was virtually unchanged, at 47.0% for the year (47.2% in 2008), reaching 46.8% in the fourth quarter.

[3]
Comparable basis exclude following effects: Universal Service Obligation: 183 million euros in revenue and 110 million euros in OIBDA in the third quarter of 2008, 75 million euros in revenues and 46 million euros in OIBDA in the first quarter of 2009 and 148 million euros in revenue and 91 million euros in OIBDA in the fourth quarter of 2009; bad debt recovery: 17 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 6 million euros in OIBDA in 2009 and 74 million euros in 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 58 million euros in the second quarter of 2009.

[4]
Comparable basis exclude following effects: Universal Service Obligation: 183 million euros in revenue and 110 million euros in OIBDA in the third quarter of 2008, 75 million euros in revenues and 46 million euros in OIBDA in the first quarter of 2009 and 148 million euros in revenue and 91 million euros in OIBDA in the fourth quarter of 2009; bad debt recovery: 17 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 6 million euros in OIBDA in 2009 and 74 million euros in 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 58 million euros in the second quarter of 2009.

January — December 2009 Results Telefónica 18

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
WIRELESS BUSINESS
Given the economic climate, Telefónica’s commercial activity in 2009 continued to focus on the highest-value segments of the market, a strategy that enabled the Company to maintain its market leadership in terms of revenues, being the company with the widest gap between revenue share and customer market share in Spain.
At the end of 2009, the Company’s mobile customer base stood at 23.5 million accesses (23.6 million in 2008). It should be noticed that in December the Company recorded the disconnection of 715,000 inactive prepay lines without any impact on the Company’s financial results. Excluding this adjustment, net adds for the full year reached 648,765, 538,027 of which came in the second half (+41.8% year-on-year) and 260,445 in the last quarter (+54.2% year-on-year).
The focus on highest-value customers led to positive commercial results in the contract segment, with net adds amounting to 766,244 in 2009, 639,705 of which came in the second half and 324,921 in the fourth quarter (the best-performing quarter in terms of contract net adds in the last two years). At the end of 2009, contract customers accounted for 65% of the Company’s total accesses.
With regards to mobile portability, during the fourth quarter, and for the third quarter in a row, there was a positive balance in the contract segment, with net adds of 24,975 lines, compared with a negative balance of 20,616 net adds in the fourth quarter of 2008. As a result, the net positive balance in the contract segment in 2009 was 8,078 lines. In terms of total portability, the balance was negative (153,858 accesses), although the trend was much more favourable during the second half (-30,139 in the second half of 2009 versus -123,719 in the first half).
The churn rate stood at 2.3% in 2009 (+0.4 percentage points year-on-year), rising to 3.1% in the fourth quarter (+1.2 percentage points higher than in the fourth quarter of 2008), due to the disconnection of inactive lines mentioned above. Excluding this effect, the churn rate would have been 2.2% in the fourth quarter and 2.1% in 2009. It is worth highlighting that in the highest-value segments churn rate continues to be well below blended ratios, standing at 1.3% in the contract segment in 2009 (+0.2 percentage points versus 2008).
In terms of usage, during the fourth quarter, there was a further slow down in the pace of year-on-year decline in traffic. Traffic was down 2.2% year-on-year in the fourth quarter, compared with a drop of 3.8% in the third quarter and of 4.0% during the first half of 2009. This left 2009 traffic down 3.5% versus 2008, at 42,039 million minutes.
Voice ARPU, affected by mobile termination rate cuts over the last year (-21.7% following the cuts introduced in October 2008, April 2009, and October 2009) and by the change in customer usage patterns due to the economic situation, dropped 12.4% in 2009 to 22.1 euros (-12.6% in the fourth quarter). Outgoing voice ARPU posted a relatively stronger performance in 2009, with a year-on-year decline of 10.3% (10.1% in the fourth quarter).
Data ARPU continued to register positive growth (+3.0% year-on year for 2009 and +2.8% for the quarter), reaching 5.4 euros for 2009, despite smaller contributions from P2P SMS and premium SMS, with the latest being affected by regulatory changes introduced during the fourth quarter.
Given the current climate, the performance of wireless data connectivity revenues is particularly noteworthy, as this revenue continues to show solid year-on-year growth, even accelerating in the fourth quarter. Over the full year, these revenues rose 52.2% versus 2008, driven by a strong demand of flat-rate data plans, which exceeded 1.9 million in December 2009, doubling the year-end 2008 figure. Thus, data ARPU accounted for 19.6% of total ARPU in 2009 (+2.4 percentage points year-on-year).
January — December 2009 Results Telefónica 19

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
This performance was boosted by the increased customer penetration of 3G handsets, which reached 8.9 million (1.4 times the December 2008 figure).
It is also noteworthy that the fourth quarter saw confirmation of the stabilisation in outgoing ARPU, with a very similar performance year-on-year to that of the third quarter in comparable terms, and both quarters showing an improvement over the first half. As a result, outgoing ARPU was down 7.8% in 2009 and 7.3% in the fourth quarter. Total ARPU dropped by 9.7% year-on- year, both in 2009 and in the fourth quarter, to 27.5 euros in 2009.
As a result of these trends, revenues declined 4.4% year-on-year in the fourth quarter, improving by 1.9 percentage points on the third quarter of 2009. This left 2009 revenues down 7.4% at 8,965 million euros (-7.9% year-on-year on a comparable basis5). Highlights by revenue item:
•
Service revenues were down 7.4% year-on-year in 2009 to 7,828 million euros. Mobile termination rate cuts accounted for 3.3 percentage points of the year-on-year revenue decline in the quarter and 2.6 percentage points in the full year. On a comparable basis[5], service revenues declined 7.7% year-on-year in the fourth quarter but posted a 0.4 percentage points improvement from the previous quarter. The year-on-year decrease in 2009 stood at 8.0%.

•
Customer revenues were down 4.5% year-on-year in the fourth quarter, posting a better performance than in the third quarter (-5.3%) thanks to the slight recovery in usage patterns. Over the year these revenues declined 5.4% from 2008 to 6,571 million euros.

•	Interconnection revenues declined 22.7% year-on-year in the quarter and 19.5% over the year (to 1,001 million euros), due to the cuts in mobile termination rates.
•	Roaming-in revenues fell 27.4% year-on-year in the quarter and by 22.8% in 2009 versus 2008 (to 153 million euros), affected by the continued decrease in wholesale prices.
•	Revenues from handset sales totalled 1,137 million in 2009 (-7.3% versus 2008), having risen 15.8% in the fourth quarter due to the different rates of channel uptake.

[5]
Comparable basis exclude following effects: bad debt recovery: 8 million euros in OIBDA in the first quarter of 2008; expenses associated with the Universal Service amounting to 59 million euros in the third quarter of 2008, 24 million euros in the first quarter of 2009 and 44 million euros in the fourth quarter of 2009; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 32 million euros in the second quarter of 2009; sale of application rights: 48 million euros in revenues and OIBDA in the third quarter of 2009; and 220 million euros in OIBDA from capital gains on the disposal of Medi Telecom in the fourth quarter of 2009.

January — December 2009 Results Telefónica 20

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Operating expenses were down 4.0% year-on-year to 5,277 million euros, thanks to the Company’s measures to improve efficiency and adapt to the current economic environment. However, these efforts were partially offset by the increased commercial activity rolled out during the last two quarters (especially in the contract segment), the loss of higher-margin revenues, and the accounting of 68 million euros of expenses to cover Universal Service-related costs (24 million euros in the first quarter and 44 million euros in the fourth quarter), compared with the 59 million accounted for in 2008 (third quarter). Thus, operating costs went down 3.8% on a comparable basis5 in 2009 (+5.2% in the quarter). This evolution, mainly in the quarter, is driven by: i) increased commercial activity, ii) increased costs related with leased circuits from the wireline business, due to the boom in data traffic related to mobile broadband and iii) the unfavourable comparison of personnel costs with the fourth quarter of 2008, when the Company recognised the positive impact of lower than budgeted CPI for salary revision purposes.
On the other hand, it should be noticed that the disposal of the stake in Medi Telecom in the fourth quarter of 2009 generated a capital gain of 220 million euros.
As a result, OIBDA for 2009 declined 6.8% to 3,975 million euros (-13.3% on a comparable basis5). Reported OIBDA in the fourth quarter was stable versus the same period in 2008, although declining 17.1% on a comparable basis6, affected by lower revenues, and the aforementioned expenses evolution. As a result, OIBDA margin in 2009 was 44.3% (+0.3 percentage points). On a comparable basis6, OIBDA margin came in at 42.0% in 2009 (-2.6 percentage points year-on-year).

[6]
Comparable basis exclude following effects: bad debt recovery: 8 million euros in OIBDA in the first quarter of 2008; expenses associated with the Universal Service amounting to 59 million euros in the third quarter of 2008, 24 million euros in the first quarter of 2009 and 44 million euros in the fourth quarter of 2009; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 32 million euros in the second quarter of 2009; sale of application rights: 48 million euros in revenues and OIBDA in the third quarter of 2009; and 220 million euros in OIBDA from capital gains on the disposal of Medi Telecom in the fourth quarter of 2009.

January — December 2009 Results Telefónica 21

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2008	2009
	December	March	June	September	December	% Chg y-o-y

Final Clients Accesses	45,213.6	44,885.7	44,676.7	44,858.6	44,164.2	(2.3)
Fixed telephony accesses (1)	15,326.3	15,004.9	14,691.4	14,482.5	14,200.1	(7.3)
Internet and data accesses	5,670.0	5,661.3	5,660.1	5,728.7	5,722.5	0.9
Narrowband	388.0	336.4	297.6	276.5	219.5	(43.4)
Broadband (2)	5,246.4	5,291.8	5,331.4	5,423.5	5,476.8	4.4
Other (3)	35.6	33.1	31.1	28.7	26.2	(26.3)
Mobile accesses	23,604.8	23,614.7	23,715.6	23,993.2	23,538.6	(0.3)
Pre-Pay (4)	9,037.0	9,061.8	9,021.2	8,984.0	8,204.5	(9.2)
Contract	14,567.8	14,552.9	14,694.4	15,009.1	15,334.1	5.3
Pay TV	612.5	604.8	609.5	654.3	703.0	14.8

Wholesale Accesses	2,136.1	2,271.5	2,369.1	2,418.1	2,614.0	22.4
WLR (5)	9.5	25.9	45.4	55.6	97.4	n.s.
Unbundled loops	1,698.0	1,835.3	1,950.7	2,021.3	2,153.8	26.8
Shared ULL	602.3	584.8	546.1	500.0	447.7	(25.7)
Full ULL (6)	1,095.7	1,250.5	1,404.7	1,521.3	1,706.1	55.7
Wholesale ADSL	423.8	405.8	368.8	337.2	359.0	(15.3)
Other (7)	4.7	4.4	4.2	3.9	3.7	(21.6)

Total Accesses	47,349.7	47,157.2	47,045.7	47,276.6	46,778.2	(1.2)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	715,000 inactive prepay accesses were disconnected in December 2009.

(5)	Wholesale Line Rental.

(6)	Includes naked shared loops.

(7)	Wholesale circuits.
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - December			October - December
	2009	2008	% Chg	2009	2008	% Chg

Revenues	19,703	20,838	(5.4)	5,048	5,132	(1.6)
Internal exp capitalized in fixed assets	218	213	2.3	70	61	14.0
Operating expenses	(10,402)	(10,818)	(3.8)	(2,825)	(2,738)	3.2
Other net operating income (expense)	25	7	n.m.	1	(24)	c.s.
Gain (loss) on sale of fixed assets	222	54	n.m.	226	(0)	c.s.
Impairment of goodwill and other assets	(9)	(8)	15.9	(4)	(3)	51.8
Operating income before D&A (OIBDA)	9,757	10,285	(5.1)	2,517	2,428	3.6
OIBDA margin	49.5%	49.4%	0.2 p.p.	49.8%	47.3%	2.5 p.p.
Depreciation and amortization	(2,140)	(2,239)	(4.5)	(542)	(550)	(1.6)
Operating income (OI)	7,617	8,046	(5.3)	1,975	1,878	5.2

Notes:

•	OIBDA and OI before brand fees.

•
In comparable terms revenues of Telefónica España would decline by 5.9%, OIBDA would decrease by 8.0% and OpCF would drop 5.9%. Comparable terms exclude Universal Service: 183 million euros in revenue and 51 million euros in OIBDA in the third quarter of 2008, 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009, and 148 million euros in revenue and 47 million euros in OIBDA in the fourth quarter of 2009; bad debt recovery: 25 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 6 million euros in OIBDA in 2009 and 74 million euros in OIBDA in 2008; revision of the estimates for the adjustment to workforce adaptation plans provided for in prior periods, which resulted in lower expenses of 90 million euros in the second quarter of 2009; sale of applications rights: 48 million euros in revenue and OIBDA in the third quarter of 2009 and capital gain from the disposal of Medi Telecom of 220 million in OIBDA in the fourth quarter of 2009.

January — December 2009 Results Telefónica 22

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - December			October - December
	2009	2008	% Chg	2009	2008	% Chg

Revenues	12,167	12,581	(3.3)	3,170	3,113	1.8
OIBDA	5,810	6,050	(4.0)	1,509	1,421	6.2
OIBDA margin	47.7%	48.1%	(0.3 p.p. )	47.6%	45.6%	2.0 p.p.
CapEx	1,305	1,498	(12.9)	513	455	12.8
OpCF (OIBDA-CapEx)	4,505	4,552	(1.0)	996	966	3.1

Notes:

•	OIBDA before brand fees.

•
Comparable terms exclude Universal Service: 183 million euros in revenue and 110 million euros in OIBDA in the third quarter of 2008, 75 million euros in revenues and 46 million euros in OIBDA in the first quarter of 2009, and 148 million euros in revenue and 91 million euros in OIBDA in the fourth quarter of 2009; bad debt recovery: 17 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 6 million euros in OIBDA in 2009 and 74 million euros in 2008 and revision of the estimates for the adjustment to workforce adaptation plans provided for in prior periods, which resulted in lower expenses of 58 million euros in the second quarter of 2009.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - December			October - December
	2009	2008	% Chg	2009	2008	% Chg

Traditional Access (1)	2,792	2,944	(5.2)	767	681	12.6
Traditional Voice Services	3,983	4,436	(10.2)	975	1,078	(9.5)
Traffic (2)	2,209	2,566	(13.9)	535	619	(13.6)
Interconnection (3)	911	960	(5.1)	220	230	(4.2)
Handsets sales and others (4)	864	910	(5.0)	220	228	(3.7)
Internet Broadband Services	2,960	3,017	(1.9)	741	754	(1.7)
Narrowband	33	55	(40.3)	6	7	(16.5)
Broadband	2,928	2,962	(1.2)	736	747	(1.5)
Retail (5)	2,590	2,635	(1.7)	646	663	(2.7)
Wholesale (6)	337	327	3.3	90	84	7.5
Data Services	1,294	1,190	8.7	349	313	11.3
IT Services	508	443	14.7	156	131	19.5

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.

(2)	Local, domestic long distance, fixed to mobile and international traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Note:
In the third quarter of 2008, 183 million euros associated with the recognition of the Universal Service Obligation for years 2003-2005 and 75 million euros in the first quarter of 2009 for year 2006, and 148 million euros in the fourth quarter of 2009 for years 2007 and 2008. These figures are included in “Traditional Accesses”.

January — December 2009 Results Telefónica 23

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - December			October - December
	2009	2008	% Chg	2009	2008	% Chg

Revenues	8,965	9,684	(7.4)	2,278	2,383	(4.4)
OIBDA	3,975	4,265	(6.8)	1,014	1,012	0.2
OIBDA margin	44.3%	44.0%	0.3 p.p.	44.5%	42.5%	2.1 p.p.
CapEx	559	710	(21.3)	223	199	12.3
OpCF (OIBDA-CapEx)	3,417	3,555	(3.9)	791	813	(2.7)

Notes:

•	OIBDA before brand fees.

•
Comparable terms exclude bad debt recovery: 8 million euros in OIBDA in the first quarter of 2008; expenses associated with the recognition of the Universal Service of 59 million euros in the third quarter of 2008, 24 million euros in the first quarter of 2009 and 44 million euros in the fourth quarter of 2009; revision of the estimates for the adjustment to workforce adaptation plans provided for in prior periods, which resulted in lower expenses of 32 million euros in the second quarter of 2009; sale of applications rights: 48 million euros in revenue and OIBDA in the third quarter of 2009 and capital gain from the disposal of Medi Telecom of 220 million in OIBDA in the fourth quarter of 2009.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - December			October - December
	2009	2008	% Chg	2009	2008	% Chg

Service Revenues	7,828	8,457	(7.4)	1,898	2,055	(7.7)
Customer Revenues	6,571	6,943	(5.4)	1,636	1,713	(4.5)
Interconnection	1,001	1,243	(19.5)	221	286	(22.7)
Roaming — In	153	198	(22.8)	27	37	(27.4)
Other	103	73	41.3	14	19	(26.9)
Handset revenues	1,137	1,227	(7.3)	380	328	15.8

Note:

•	Service revenues include a positive impact of 48 million euros from the sale of application rights in the third quarter of 2009.
January — December 2009 Results Telefónica 24

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2008	2009
	Q4	Q1	Q2	Q3	Q4	% Chg y-o-y

Traffic (Million minutes)	10,727	10,038	10,499	11,007	10,495	(2.2)

ARPU (EUR)	29.5	27.6	27.6	28.0	26.7	(9.7)
Pre-pay	13.8	12.5	12.6	13.2	11.9	(13.2)
Contract	39.3	36.9	36.8	37.0	35.3	(10.2)

Data ARPU (EUR)	5.5	5.3	5.1	5.4	5.6	2.8
% non-P2P SMS over data revenues	55.5%	59.4%	60.6%	61.9%	60.7%	5.2 p.p.

Notes:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	January - December
	2009	2008	% Chg

Traffic (Million minutes)	42,039	43,568	(3.5)

ARPU (EUR)	27.5	30.4	(9.7)
Pre-pay	12.6	14.5	(13.4)
Contract	36.5	40.5	(9.9)

Data ARPU (EUR)	5.4	5.2	3.0
% non-P2P SMS over data revenues	60.6%	54.2%	6.5 p.p.

•	ARPU calculated as monthly January-December period average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — December 2009 Results Telefónica 25

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
In accordance with International Financial Reporting Standards (IFRS), the Venezuelan economy must be considered hyperinflationary in 2009. This means that the financial results of Telefónica Latinoamérica are affected by the designation of Venezuela as a hyperinflationary economy.
For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2008, variations in local currency of the headings affected by the hyperinflation adjustments and the other financial and operating indicators are reported in organic terms, excluding the impact of this adjustment for hyperinflation.
In a general context of global economic deterioration, Latin America’s economies remained remarkably stable in 2009 and prospects for 2010 point towards an evident economic recovery, with some signs of this recovery becoming apparent in the fourth quarter of 2009.
Against this backdrop, Telefónica Latinoamérica ended 2009 with 168.6 million accesses under management, up 6.5% year-on-year, underpinned by the steady growth of mobile and broadband businesses.
In wireless telephony, estimated market penetration in Latin America stood at 90%, an increase of 8 percentage points from December 2008. Telefónica managed 134.7 million wireless accesses in the region, yielding year-on-year growth of 9.2% after reporting net adds of 11.4 million accesses in the full year1. The main trends in this business in 2009 are as follows:
•
Significant commercial activity, with net adds rising 7.8% year-on-year in the last quarter to 5.5 million accesses[1]. The company reported an acceleration in commercial activity for the second consecutive quarter, showing in the fourth quarter a turnaround relative to the first nine months of the year, when net adds were down compared with 2008.

This improved commercial performance was underpinned by the growth in gross adds vs. previous quarters and stable churn rates. Gross adds in the fourth quarter were stable year-on-year despite the increased penetration in the region, surpassing third quarter adds by 20.2%. This growth was significantly higher than that reported between the same quarters of 2008. Churn in the fourth quarter stood at 2.3%, down 0.3 percentage points year-on-year, standing at 2.5% in the full year (down 0.1 percentage points from 2008).

•	Traffic carried grew 13.8% year-on-year in 2009, underpinned by a 16.4% rise in outgoing traffic thanks to the initiatives launched to encourage usage, primarily by boosting the community effect.
•
The data business continues to account for an increasing proportion of the Company’s wireless revenues, contributing 18.0% of total service revenues in 2009 and 19.4% of fourth quarter service revenues, representing year-on-year organic[2] growth of 3.6 percentage points and 4.8 percentage points respectively.

•
ARPU also recovered slightly over the course of 2009, falling by 2.1% year-on-year in organic[2] terms in 2009 and by 1.2% in the fourth quarter. It should be noted that ARPU was affected by lower mobile termination rates in 2009, because outgoing ARPU posted positive organic[2] year-on-year growth in both the full year and the fourth quarter.

[1]	For comparison purposes, net customer additions exclude the disconnection of inactive customers in December 2009.

[2]	Assuming constant exchange rates, excluding the impact of the hyperinflation accounting in Venezuela, and including the consolidation of Telemig in January-March 2008.
January — December 2009 Results Telefónica 26

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
In 2009, wireline business companies continued to focus on raising quality as a lever to drive the transformation of the Company, increasing the weight of new businesses in our service portfolio. As a result 56% of broadband accesses are now part of a 2P/3P offering (+8.0 percentage points on 2008). Meanwhile they continue to tailor services to the emerging needs of theirs customer base with the aim of stabilising the traditional business. As a result over 62% of wireline accesses are now part of some form of traffic bundle (+2.3 percentage points from December 2008). The customer base totalled 33.9 million at the end of December 2009 (34.9 million in 2008). By service:
•
The number of broadband accesses exceeded 6.4 million, and is still recording significant growth rates (+5.9% year-on-year) as a result of solid growth in Argentina (+14.4% year-on-year), Peru (+10.0% year-on-year) and Chile (+9.3% year-on-year). In 2009, net adds[3] stood at 384,448. Particularly noteworthy was the positive fourth quarter performance in Brazil after the quality issues experienced in prior quarters were resolved.

•	Pay TV customers reached 1.6 million (up 7% year-on-year), with 179,556 accesses added since the start of the year[3].
•
Wireline accesses remained affected by fixed-mobile substitution and fell by 4.2% on 2008 (2.7% excluding the disconnection of inactive accesses in Colombia), to 24.6 million. Particularly noteworthy is the improved performance in the fourth quarter, when line losses were significantly lower in comparable terms[3] than in prior quarters and in relation to the fourth quarter of 2008, underlining the impact of the quality improvements in Brazil.

Thanks to its strong operating performance, Telefónica Latinoamérica delivered a strong set of financial results in 2009. Revenues totalled 22,983 million euros in 2009, a year-on-year increase of 5.3% in organic4 terms (+3.7% in reported terms).
Operating expenses reached 14,274 million euros, an increase of 5.0% year-on-year in organic terms4 (+1.2% reported).
The drive to foster efficiency improvements is reflected in operating income before depreciation and amortisation (OIBDA), which advanced 10.1% year-on-year in organic terms4 (+8.3% reported), outstripping revenue growth, to 9,143 million euros in 2009. This left an OIBDA margin of 39.8%, up 1.7 percentage points from 2008, both in organic4 and reported terms.
Also noteworthy is the 29.8% year-on-year jump in organic terms4 in operating cash flow (OIBDA-CapEX) to 5,693 million euros (+29.1% reported).
The Company’s strong performance reflects both a regional strategy closely focused on the real needs of our customers and Telefónica Latinoamérica’s capability to adapt to changing competitive and economic environments.
In addition, Telefónica Latinoamérica continues to explore new business models that position us as a benchmark in capturing new opportunities in product and service development. Particularly noteworthy is the Open Telefónica initiative, aimed at the joint development of adjacent services to our business in partnership with third parties, drawing on their specific skills which complement our capabilities. This permits us to gain an edge in tapping additional revenue sources going forward. The agreements reached with our partners in certain projects led to an improvement in the Company’s results, derived from the access to the services platform and knowhow or rights of use’s assignments. These projects have a positive contribution of 117 million euros in revenues and 140 million euros in OIBDA in 2009.
Also noteworthy is the Company’s commitment to the ongoing improvement of processes and quality ratios as a source of value. Telefónica is committed to providing the best service on the market to achieve improved customer satisfaction and enhance efficiency. In this sense, the company is pressing ahead with a series of initiatives with a regional scope aimed at reorganising its relationship with suppliers in processes such as technical, logistical and other services, which in some cases led to agreements with third parties. All these initiatives have a positive impact on the generation of synergies and, therefore, on the results of Telefónica Latinoamérica. These initiatives have a positive contribution of 196 million euros in revenues and 217 million euros in OIBDA in 2009.

[3]	For comparison purposes, net customer additions exclude the disconnection of inactive customers in December 2009.

[4]	Assuming constant exchange rates, excluding the impact of the hyperinflation accounting in Venezuela, and including the consolidation of Telemig in January-March 2008.
January — December 2009 Results Telefónica 27

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Two key features of Telefónica Latinoamérica’s business performance in 2009 are: (i) the significant acceleration of organic5 growth rates from revenue to operating cash flow (+5.3% year-on-year in revenues, +10.1% in OIBDA and +29.8% in operating cash flow); and (ii) the high geographic diversification of operating cash flow, both in terms of contributors and sources of growth. Mexico (+5.9 percentage points), Brazil (+5.6 percentage points), Venezuela (+4.7 percentage points) and Argentina (+3.9 percentage points) made the largest contributions to operating cash flow organic5 growth in 2009.
BRAZIL
In 2009, the Brazilian telecommunications market remained buoyant while keeping potential for further growth, thanks to the favourable economic situation in the country which is among those that have most successfully weathered the global crisis.
At the end of 2009, Telefónica was managing 67.0 million accesses in Brazil, year-on-year growth of 10.2%. Growth was particularly strong in the second half of the year, and most notably in the fourth quarter, in which the Company gained 2.8 million accesses (an 11.1% year-on-year increase).
Wireless telephony continues to drive growth in accesses, although at the commercial level the results of initiatives to improve the quality of the fixed line services are now beginning to be noticed. Hence, in the fourth quarter of the year, commercial activity in the wireline broadband business improved significantly, in terms of both gross adds and churn as well as better results in fixed accesses.
As noted in previous quarters, Telefónica’s financial results in Brazil in 2009 were adversely affected by operational problems related to the quality of service and networks of Telesp.
Revenue in 2009 totalled 8,376 million euros, up 0.9% year-on-year in local currency, after performance improved in the fourth quarter (-2.2% in local currency) from the previous quarter (-3.0% year-on-year in the third quarter).
Operating income before depreciation and amortisation (OIBDA) stood at 3,139 million euros in 2009, thus decreasing 3.1% in local currency from 2008 (-11.2% in local currency in the fourth quarter). The OIBDA margin stood at 37.5% in 2009 (-1.6% percentage points year-on-year) and at 36.7% in the fourth quarter (-3.8 percentage points year-on-year).
CapEx in 2009 was 1,228 million euros, a 21.1% year-on-year reduction in local currency, due to the acquisition of 3G licences by Vivo in 2008; excluding this effect, CapEx fell by 8.3% year-on-year in local currency.
Operating cash flow (OIBDA-CapEx) stood at 1,911 million euros in 2009, up 13.5% in local currency from 2008 (+0.6% stripping out the impact of Vivo’s 3G licences).
VIVO
Brazil’s wireless telephony market stood at 174.0 million accesses at the end of 2009, year-on-year growth of 15.5%. To highlight, the trend of SIM only gross adds throughout the year, as a key market driver. The penetration rate thus stood at 90%, revealing very positive trend throughout 2009, with a increase of 11 percentage points over 2008.
In a highly competitive environment, Vivo is consolidating its leadership in Brazil, in terms not only of accesses -including an improvement in its market share in the last four months of the year-, service quality and customer satisfaction, but also financial results (revenue and OIBDA).

[5]	Assuming constant exchange rates, excluding the impact of the hyperinflation accounting in Venezuela, and including the consolidation of Telemig in January-March 2008.
January — December 2009 Results Telefónica 28

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The Company’s commercial focus in 2009 was predicated on three key drivers for consolidating its leadership in revenue share: i) capturing market growth, ii) leveraging the community effect, and iii) fostering the data business.
At the end of 2009, Vivo had more than 51.7 million accesses, year-on-year growth of 15.1%, and a market share that was virtually unchanged al 29.7%, according to Anatel’s data, from that of 2008 (-0.1 percentage points). The Company’s net add in 2009 were 6.8 million accesses. In particular, the trend in the fourth quarter was positive, with a net gain of 2.9 million accesses (42.6% of the year’s total), a year-on-year increase of 8.6%. Also noteworthy is the fact that GSM and 3G customers accounted for 84.1% of Vivo’s total customer base.
In a market with high churn levels, due to the growth of SIM only customers, Vivo’s churn remains at 2.5%, both for the year overall and for the fourth quarter, an improvement over the preceding year (2.6% in 2008).
The importance of the community effect -which reduces the business’s exposure to interconnection- can be seen in the strong growth in on-net traffic (54.1% higher than in 2008). This made it possible to handle a total of 52,134 million minutes of traffic in 2009, a year-on-year increase of 28.6% (25.1% in organic terms6) and 65.4% in the fourth quarter year-on-year, boosted by commercial campaigns launched by the Company in order to foster usage in a very competitive environment.
As for data services, Vivo continues positioned as market leader, with data revenues growing 45.8% in 2009 on organic terms7 (+72.4% in the fourth quarter year-on-year). Data revenue growth was boosted by non-P2P SMS revenue, already accounting for 60.7% of total data revenue and showing the positive performance of data connectivity services.
The trend in ARPU in 2009 reflects the growth in SIM only gross adds, the decrease in off-net traffic and the aforementioned marketing campaigns. Hence, ARPU in 2009 declined 8.2% year-on-year in organic terms7 (-9.5% for the quarter), although the trend in outgoing ARPU was better (-3.9% in 2009 in organic terms7 and -6.0% in the fourth quarter).
Revenue totalled 3,036 million euros in 2009, for a 7.4% increase in local currency and a 5.0% increase in organic terms7 (1.9% in the fourth quarter). Especially noteworthy is the fact that service revenue increased at a rate higher than total revenue, rising 7.7% year-on-year in 2009 in organic terms7 and 4.6% in the quarter. The trend in total revenue was strongly influenced by the fall in revenue from handset sales, down 18.0% in organic terms7 in 2009, and down 19.4% in the fourth quarter.
As a result of higher cost efficiency, OIBDA stood at 949 million euros in 2009, a year-on-year increase of 19.2% in local currency (16.4% in organic terms7) and 13.6% in the fourth quarter. The OIBDA margin stood at 31.2% in 2009, an improvement of 3.1 percentage points over 2008. In the fourth quarter the OIBDA margin stood at 31.9%, a year-on-year increase of 3.2 percentage points, reflecting greater efficiency in commercial expenses, lower bad debt levels, and a tax reversal.
CapEx in 2009 stood at 422 million euros. The year-on-year comparison is skewed by the purchase of 3G licenses in 2008. If this effect is excluded, CapEx falls 15.1% in organic terms.7
OIBDA-CapEx stood at 527 million euros in 2009, compared with 87 million euros in 2008, a solid 65.6% increase in organic terms7 and excluding the purchase of 3G licenses in 2008.
TELESP
In the second half of 2009, the Company has focused on raising its quality parameters, leading to a significant decline in the fourth quarter of the volume of complaints submitted to public agencies and to the Company itself and a sharp rise in the levels of customer satisfaction.
Commercial activity also recovered in the fourth quarter and is now converging to levels before the emergence of operational problems in prior quarters.

[6]	Including Telemig in January-March 2008.

[7]	In local currency and including Telemig from January to March 2008.
January — December 2009 Results Telefónica 29

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
At year-end, Telesp managed 15.2 million accesses compared with 15.8 million at the end of 2008. The reason for this decline was the drop in the number of fixed telephony accesses (down 3.5% year-on-year).
The improved quality is reflected in the trend in fixed telephony accesses in the fourth quarter (-68,917). This was the smallest loss of lines since the third quarter of 2008, declining 53.2% on the third quarter of 2009, due to the reduced number of disconnections.
At year-end 2009, Telesp had some 2.6 million broadband accesses, year-on-year growth of 3.2% and a net gain of 80,678 accesses in 2009. The performance of this business during the year was strongly influenced by the suspension of sales imposed by Anatel in the previous quarter. Once the suspension had been lifted, and thanks to the quality-improvement measures implemented by the Company, there was a recovery to the growth path in the fourth quarter, with a net gain of 58,594 broadband accesses. In this period the service was marketed in successive increments through distribution channels and no advertising campaigns were carried out until December.
In pay TV, Telesp continues to be determined in offering a high quality proposal with a focus on specific customer segments. Commercial activity was down in the second half of the year as a result of Anatel’s decision referred to above -given that this product is usually packaged with broadband access through 3P bundles- and the Company’s strategy of making a priority of improving its quality. The Company was managing 0.5 million TV accesses at the end of 2009, 3.2% year-on-year increase and net adds of 15,020 accesses in the year.
Telesp’s revenue totalled 5,766 million euros in 2009, a 1.8% decrease in local currency (-3.8% year-on-year in the fourth quarter).
The main factor behind this trend is the decline in revenue from traditional wireline telephony, despite the growing contribution from new businesses, which are the focus of the Company’s transformation. Revenue from new businesses in 2009 accounted for 14.5% of total revenue, up 1.6 percentage points from 2008. Significantly, year-on-year growth in local currency was 10.3% for revenue from broadband, Pay TV and content in 2009, despite the fourth-quarter trend (-1,3% in local currency), due to the suspension of service and the fact that there was a delay before sales returned to normalcy. Data and IT revenues were still robust, rising by 20.7% in local currency in 2009 (+9.3% in the fourth quarter).
Revenue from traditional wireline telephony decreased by 5.9% year-on-year in 2009, in local currency (-5.7% year-on-year in the fourth quarter). The annual trend in revenue reflects the important fixed-to-mobile substitution, which adversely affects the trend in traditional accesses as well as traffic, which was also hard hit by the surge in wireless on-net traffic. Moreover, revenue reflects the updating of rates. Price increases were significantly lower in 2009 than in 2008 and were applied starting in the third quarter of 2009, whereas in 2008 updates also affected fixed-to-mobile traffic and were applied starting in July.
Operating expenses in 2009 grew 2.8% year-on-year in local currency (+3.1% in the fourth quarter), as the reduction in interconnection costs stemming from decreased traffic failed to offset the higher expenses associated with improving customer-service processes. In addition, bad debt provisions over revenues remained stable compared with 2008, at 3.1%.
As a result, OIBDA reached 2,209 million euros in 2009, down 8.9% year-on-year in local currency (-16.1% in the fourth quarter). The OIBDA margin stood at 38.3% in 2009 (-3.0 percentage points year-on-year) and at 38.0% in the fourth quarter, thus stabilising quarter-on-quarter (37.0% in the third quarter of 2009). The reason for the year-on-year decline is the higher proportion of revenue from new businesses, which require more resources and marketing efforts, and the impact of higher expenses for customer attention service and other costs related to the initiatives undertaken to improve the quality of the Company’s services.
CapEx in 2009 totalled 806 million euros (-4.6% year-on-year in local currency), earmarked primarily to the broadband and television businesses as well as on general quality improvements. Operating cash flow (OIBDA-CapEx) totalled 1,403 million euros for the year (-11.2% year-on-year in local currency).
January — December 2009 Results Telefónica 30

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
ARGENTINA
The Argentine market registered healthy growth rates in 2009, underpinned by the good performance of the mobile telephony and broadband businesses, its main growth drivers.
In this context Telefónica continues to focus on improving customer value across all its businesses. The community effect and growth of mobile broadband remain the key growth drivers at the mobile business, while service bundling and a differential broadband offering are key drivers in the fixed telephony business.
At the end of 2009 the Company had 21.9 million accesses, up 5.7% year-on-year, underpinned by the mobile business and fixed broadband growth, with fixed telephony accesses virtually unchanged.
Revenues showed a strong growth of 15.3% in local currency in 2009 to 2,609 million euros, a rate of growth that remained stable in the fourth quarter.
Operating income before depreciation and amortisation (OIBDA) advanced 19.9% year-on-year in local currency to over 986 million euros (+11.6% in the fourth quarter in local currency). As a result the OIBDA margin stood at 36.8% in 2009, an improvement of 1.6 percentage points from 2008 (-0.8 percentage points year-on-year in the fourth quarter to reach 38.3%).
CapEx amounted to 319 million euros in 2009 (+3.3% in local currency), leaving operating cash flow (OIBDA-CapEx) of 668 million euros, a sharp increase of 29.8% from 2008 in local currency.
T. MÓVILES ARGENTINA
The Argentine mobile telephony market reached an estimated penetration rate of 120% in 2009 (+11 percentage points year-on-year).
It is noteworthy the good performance of net adds in the fourth quarter, which totalled 478,534 accesses, 43.4% of net adds for the year (1.1 million accesses) and 2.7 times higher than in the fourth quarter of 2008. Underpinning this improvement were the higher number of gross adds and lower churn, which fell 0.3 percentage points year-on-year to 1.6% and by 0.1 percentage point to 1.9% in the year. Telefónica managed a total of 15.9 million mobile accesses at the end of December, up 7.4% year-on-year.
Traffic in 2009 reached 15,562 million minutes, a solid year-on-year growth of 20.2% (+15.8% in the fourth quarter), driven by the sharp increase in on-net traffic (+42.2% year-on-year in 2009).
Data revenue posted a strong performance in the fourth quarter of the year, driving the full year data revenues up 38.2%. Thus, data revenues accounted for 29.7% of service revenues in 2009, up 4.3 percentage points year-on-year. This performance was underpinned throughout the year by the good performance of non-P2P SMS data revenues, which accounted for 25.4% of data revenues (+5.2 percentage points from 2008) and reflect the strong uptake for mobile broadband services. The Company is focusing on an offering based on limited use, prioritising service and the value of the product as a complement to the fixed broadband service.
As a result ARPU rose 10.7% year-on-year in 2009 in local currency (+9.8% in the fourth quarter).
These healthy operating results are reflected in revenues, which rose 15.8% year-on-year in local currency to over 1,643 million euros, driven by the sharp rise in service revenues (+18.1% in the year). Fourth quarter revenues rose 17.7% in local currency, underpinned by higher handset sale revenues (+44.2% year-on-year in local currency) and the solid performance of service revenues (+15.7% year-on-year in local currency).
Operating income before depreciation and amortisation (OIBDA) outpaced year-on-year revenue growth rising by 31.8% in local currency (+17.7% in local currency in the fourth quarter) to reach 606 million euros in 2009. This reflects the significant efficiency gains achieved. The OIBDA margin stood at 36.9% in the full year and 40.3% in the quarter, up 4.5 percentage points and 0.8 percentage points respectively, underpinned by contention of commercial expenses resulting from the higher SIM-only gross adds.
January — December 2009 Results Telefónica 31

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
CapEx in 2009 totalled 141 million euros (+2.6% year-on-year in local currency) and was focused on the expansion of the 3G network with the aim of improving coverage and increasing the capacity of the GSM network. Operating cash flow (OIBDA-CapEx) in 2009 stood at 465 million euros, a jump of 44.2% in local currency from 2008.
TELEFÓNICA DE ARGENTINA
Telefónica de Argentina managed almost 6 million accesses at the end of 2009, up 1.2% year-on-year, underpinned by sharp growth in broadband accesses (+14.4% year-on-year). Traditional fixed accesses were virtually unchanged, with positive net adds of 10,920 in the fourth quarter.
Telefónica continues to lead the Argentine broadband market, registering net adds of 156,346 accesses in the full year and of 51,868 accesses in the fourth quarter, similar to the third quarter figure and sharply up from the fourth quarter of 2008 (+45.0%). These results were driven by the improvement in churn resulting from the ongoing improvement in the quality of the customer base. This reduced commercial effort required to maintain high growth rates.
Service bundling continues to play a key role in maintaining the stability of the traditional fixed telephony business and the growth of broadband. A total of 78% of broadband gross adds in the year signed up for a “Dúo” service or packages that include TV services, which now account for 67% of total broadband accesses. After the agreement reached with Direct TV and the mass launch of the pay TV service in the third quarter, the number of customers with this service at the end of December totalled 30,000, of whom 82% are migrations from the Dúo service. This way the Company is continuing to pursue its customer loyalty strategy while at the same time improving the unit value of the customer base.
Also worth noting is the ongoing processes improvement drive, which is reflected in the increase in customer satisfaction levels.
Revenues stood at 1,047 million euros in 2009, up 13.9% year-on-year in local currency (+10.9% in the quarter) thanks to the transformation process underpinned by the bundling of basic services and an increased focus on broadband. Internet, TV and content revenues accounted for 21.0% of total revenues in 2009 and grew 38.6% year-on-year in local currency (+36.1% in the fourth quarter). Traditional revenues advanced 5.6% year-on-year in local currency (+2.6% in the fourth quarter).
Operating expenses, affected by inflation, advanced 18.7% year-on-year in local currency in 2009 and by 17.9% in the fourth quarter, largely due to a sharp rise in external service expenses, a higher advertising spend and expenses linked to the commercial drive in the quarter. There were also adjustments from the renegotiation of different contracts. Bad debt provision stood at 1.4% of revenues in 2009 (+0.3 percentage points on 2008).
Telefónica de Argentina reported operating income before depreciation and amortisation (OIBDA) of 380 million euros in 2009, up 4.9% year-on-year in local currency (+1.6% in the final quarter), leaving an OIBDA margin of 32.3% for the full year (30.7% in the fourth quarter), 2.1 percentage points year-on-year below 2008 figure (-2.9 percentage points year-on-year in the fourth quarter).
CapEx in 2009 amounted to 178 million euros (+3.9% year-on-year in local currency) while operating cash flow (OIBDA-CapEx) advanced 5.7% in local currency to 203 million euros.
CHILE
The Chilean telecommunications market remains among the most competitive and developed in the region, with high penetration rates for both broadband and mobile telephony.
In this context, and with the objective of capturing profitable growth, Telefónica has focused on attracting the highest number of customers as an integrated player and maintaining its market position while at the same time improving process efficiency.
In 2009 the Company decided to market all its services in the country under the Movistar brand, a move that has already resulted in improved commercial activity and enhanced the Company’s image in the market.
January — December 2009 Results Telefónica 32

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Telefónica consolidated its sector leadership in 2009, managing 10.7 million accesses at the end of December, up 6.4% year-on-year. This improvement was driven by the mobile business (voice and broadband) and the fixed broadband business. Mobile accesses grew by 9.5% year-on-year while fixed broadband accesses by 9.3% year-on-year.
The Company’s financial results in 2009 were significantly impacted by the regulatory decisions on termination rates. On 23 January the new measures entailing a 44.6% cut in mobile termination rates came into effect, while on May 7 the decree governing wireline accesses/operator charges was also enacted. This entailed an additional reduction in wireline termination rates.
Against this backdrop, revenues in 2009 totalled 1,831 million euros, down 3.3% year-on-year in local currency (-7.5% in the fourth quarter). Stripping out the impact of the reduction in termination rates, full year revenues grew by approximately 4.7% in local currency from 2008 (+1.7% in the fourth quarter).
Despite the regulatory pressure on revenues, operating income before depreciation and amortisation (OIBDA) in 2009 stood at 763 million euros, up 5.5% year-on-year in local currency (+3.3% in the fourth quarter), showing the efficiency improvements achieved over the year. This left the OIBDA margin for 2009 at 41.7%, 3.5 percentage points higher than in 2008, and at 46.6% in the fourth quarter (+4.2 percentage points compared with the fourth quarter of 2008).
CapEx in 2009 totalled 347 million euros, down 16.2% year-on-year in local currency, generating operating cash flow (OIBDA-CapEx) of 416 million euros, up 34.5% year-on-year in local currency.
T. MÓVILES CHILE
The estimated penetration of the Chilean mobile market stood at 106% at the end of December 2009, up 9 percentage points year-on-year.
Against this backdrop Movistar Chile remained market leader, slightly increasing its market share over the year thanks to its push of mobile broadband.
The Company’s mobile customer base stood at 7.5 million accesses in December 2009, up 9.5% year-on-year. In the full year net adds totalled 649,711 accesses (+9.7% year-on-year), with commercial activity rising sharply in the fourth quarter, resulting in net adds of 269,249 (+56.2% year-on-year), 41% of the total for the year.
The strength in net adds was underpinned by the containment of churn, which stood at 1.6% in 2009, down 0.3 percentage points both in the full year and the fourth quarter.
Traffic in 2009 reached 10,521 million minutes, up 8.4% year-on-year, underpinned by outgoing traffic (primarily on-net), which advanced 10.1% year-on-year (+8.8% in the fourth quarter).
Strong customer data usage boosted outgoing ARPU, both in the full year and the fourth quarter. However, this growth was offset by the sharp reductions in termination rates. As a result, full year ARPU declined 10.7% year-on-year in local currency (-13.8% in the fourth quarter).
It is worth to highlight the growing contribution that mobile broadband and 3G services are making to service revenues. Data revenues advanced 28.5% year-on-year in local currency (+29.8% in the fourth quarter), accounting for 11.8% of service revenues (+2.9 percentage points from 2008), of which 52.8% were generated by non-P2P SMS data revenues (+13.2 percentage points from 2008).
In 2009 revenues totalled 1,010 million euros, down 1.8% year-on-year in local currency (-6.0% in the quarter), hit by the reduction in termination rates. Outgoing revenues, which are not affected by regulatory measures, advanced 8.9% in local currency in 2009 (+10.4% in the fourth quarter).
OIBDA in 2009 amounted to 445 million euros, a marked year-on-year increase in local currency of 13.3% (+10.9% in the quarter), reflecting cost efficiencies over the year. This left the OIBDA margin at 44.1%, up 5.9 percentage points from 2008 (+6.9 percentage points in the fourth quarter).
The strength of OIBDA and lower CapEx in 2009, which totalled 185 million euros (-17.3% year-on-year in local currency) underpinned a 53.7% year-on-year jump in operating cash flow (OIBDA — CapEx) to 260 million euros.
January — December 2009 Results Telefónica 33

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA CHILE
Telefónica Chile managed 3.1 million accesses at the end of December 2009, virtually unchanged from December 2008.
In 2009 is noteworthy the positive performance of broadband and pay TV accesses, which increased by 9.3% and 8.4% year-on-year, respectively. Broadband net adds totalled 18,666 in the fourth quarter and 66,664 in the full year. Also worth underlining is the improvement in pay TV net adds in the fourth quarter, which were 2.4 times higher than in the first nine months of the year (15,579 accesses in the fourth quarter). Pay TV net adds totalled 22,110 in the full year.
Bundling played a key role in maintaining and bolstering the Company’s leadership position. At the end of 2009, 95.2% of broadband accesses formed part of a “Dúo” or “Trío” service while 65.8% of total accesses at the traditional business were bundled.
Revenues in 2009 totalled 893 million euros, down 6.3% year-on-year in local currency (-11.0% in the fourth quarter), mainly due to the decrees regulating termination rates.
Especially noteworthy is the positive revenue performance of the businesses that are driving the Company’s transformation process. Internet, TV and content revenues grew by 10.3% year-on-year in local currency in 2009 (+5.3% in the fourth quarter), accounting for 25.8% of total revenues (+3.9 percentage points from 2008). Revenues from the traditional business fell 16.2% year-on-year in local currency, mainly reflecting the decline in accesses (-4.4%) and the rate reductions set out in the tariff decree.
Operating expenses in 2009 declined by 7.4% from 2008 (-12.6% in the fourth quarter), reflecting cost efficiencies, mainly in supplies, external service expenses and lower bad debt provisions. The latter stood at 4.4% in 2009 (-0.5 percentage points from 2008).
As a result OIBDA totalled 326 million euros in 2009 (-1.8% year-on-year in local currency), with an improvement reported in the final quarter (+0.9%). As a result, the OIBDA margin stood at 36.5% (42.2% in the fourth quarter), up 1.7 percentage points year-on-year (+4.5 percentage points in the fourth quarter).
CapEx in 2009 totalled 162 million euros, down 15.0% year-on-year in local currency. This drove operating cash flow (OIBDA-CapEx) 15.9% higher year-on-year in local currency to 163 million euros.
PERU8
Telefónica’s operations in Peru continued to perform well in 2009, reporting significant growth at both the operating and financial levels. At the end of 2009, accesses totalled more than 15.9 million, up 6.2% from December 2008 underpinned by growth in mobile and broadband accesses, which increased by 8.0% and by 10.0%, respectively.
Revenues totalled 1,716 million euros in 2009, up 4.4% year-on-year in organic8 terms (+3.0% in local currency), thanks to higher mobile and wireline revenues. In the quarter, revenues declined by 1.7% year-on-year in organic8 terms.
Operating income before depreciation and amortisation (OIBDA) in 2009 stood at 712 million euros, with a strong increase of 13.1% year-on-year in organic8 terms (+12.0% in local currency) on the back of growth reported at both businesses (wireline and wireless). In the fourth quarter OIBDA rose 1.3% year-on-year in organic8 terms. As a result, OIBDA margin reached 41.5% in 2009, up 3.2 percentage points year-on-year in organic8 terms (+3.3 percentage points in local currency), and 42.9% in the quarter (+1.3 percentage points year-on-year in organic8 terms).

[8]
From 1 January 2009, Medianetworks is being consolidated as T. Internacional, S.A.U.’s subsidiary (previously consolidated as Telefónica del Perú’s subsidiary). For the purpose of presenting comparable information, the year-on-year organic changes of Telefónica del Perú and, as a result, of the country consolidated information, has been calculated in local currency and excluding Medianetworks results in 2008.

January — December 2009 Results Telefónica 34

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating cash flow (OIBDA-CapEx) reached 442 million euros in 2009, showing a significant year-on-year growth in organic9 terms of 32.1% (+29.7% in local currency), while CapEx totalled 271 million euros in 2009 (-8.4% year-on-year in local currency).
T. MÓVILES PERÚ
At the end of 2009 the estimated penetration of the Peruvian wireless market stood at 65%, up 4 percentage points from 2008 leaving scope for significant further growth.
In 2009 Telefónica consolidated its market leadership, pursuing a profitable growth strategy focused on value customers.
The Company managed 11.5 million accesses at the end of 2009 (+8.0% year-on-year), with net adds of 845,559 accesses in the full year. Almost a quarter of total net adds corresponded to the contract segment. In the fourth quarter net adds totalled 337,447 accesses, showing again an acceleration compared with the prior quarter (up 31.0% on the third quarter). This growth was driven by increased activity associated with the Christmas campaign and the positive impact of the resegmentation of the commercial offering in mid 2009 on gross adds and churn.
Churn in the fourth quarter (2.8%) was lower than in prior quarters, coming in at 3.1% in 2009, in line with the 2008 figure, and showing a significant improvement over the second half of the year.
Traffic through December 2009 stood at 11,460 million minutes, up 14.1% y-o-y (+10.8% year-on-year in the fourth quarter), driven by the increase in on-net traffic, as a result of commercial policies aimed at boosting the community effect.
The sharp growth in the customer base over the year affected ARPU, which fell by 11.5% year-on-year in local currency in 2009, showing an improvement in the fourth quarter (-6.3% year-on-year in local currency).
As a result, revenues in 2009 totalled 840 million euros, a year-on-year increase of 6.1% in local currency. This improvement was primarily driven by higher mobile service revenues (+3.0% year-on-year in local currency), that was positively impacted by data revenues. Data revenues in 2009 accounted for 11.4% of service revenues driven by the promotion of mobile broadband services. Furthermore, mobile handset sale revenues advanced 15.1% in local currency, reflecting the smaller traffic bonus offered to new prepay customers.
The performance of revenues in the fourth quarter (-3.9% year-on-year in local currency) is mainly explained by the lower handset sale revenues (-16.0% year-on-year in local currency compared with +32.4% through September) as a result of the larger weight of SIM-only accesses.
Operating income before depreciation and amortisation (OIBDA) totalled 327 million euros in 2009, showing a solid year-on-year growth of 19.8% in local currency. This improvement reflects efficiency improvements achieved over the year. OIBDA remained stable year-on-year in the fourth quarter (+0.3% in local currency) as the decline in revenues was mitigated by cost efficiencies. As a consequence, OIBDA margin reached 38.9%, up 4.4 percentage points from 2008, and at 41.1% in the fourth quarter (+2.0 percentage points from the same quarter in 2008).
CapEx in 2009 totalled 127 million euros, down 14.2% year-on-year in local currency. Consequently, operating cash flow (OIBDA-CapEx) totalled 200 million euros, a sharp year-on-year increase of 60.1% in local currency.

[9]
From 1 January 2009, Medianetworks is being consolidated as T. Internacional, S.A.U.’s subsidiary (previously consolidated as Telefónica del Perú’s subsidiary). For the purpose of presenting comparable information, the year-on-year organic changes of Telefónica del Perú and, as a result, of the country consolidated information, has been calculated in local currency and excluding Medianetworks results in 2008.

January — December 2009 Results Telefónica 35

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFONICA DEL PERÚ10
Telefónica del Perú successfully pushed ahead with its strategy to transform the business into a services company with bundling playing as a key role. As a result the Company increased its accesses to 4.5 million at the end of 2009 (vs. 4.4 million in 2008).
The broadband business continued to grow and at the end of December 2009 the Company reached 768,046 accesses, up 10.0% year-on-year. Pay TV accesses totalled 686,295, a comparable11 year-on-year increase of 15.0% (+4.9% reported) following the disconnection of 66,689 inactive accesses in the fourth quarter.
Fixed telephony accesses remained virtually unchanged in the year (-0.5% vs. 2008) due to the increase in fixed-wireless accesses (+20.0% year-on-year) and despite the impact of fixed-mobile substitution. The lower growth reported in recent quarters by the fixed-wireless accesses is a result of the new marketing model of the service, aimed at improving the quality of gross adds.
Telefónica’s commitment to bundling and service segmentation is underlined by the fact that 52% of fixed telephony accesses are now part of a package, and 64% of broadband accesses have a Dúo or Trío service.
Revenues in 2009 totalled 1,006 million euros in 2009, up 2.8% year-on-year in organic12 terms (+0.6% in local currency), and were virtually unchanged in the fourth quarter (-0.8% year-on-year organic12). Growth in new businesses remained solid. Internet, TV and content revenues rose 11.8% year-on-year in 2009 in organic12 terms (+9.8% in the quarter), while data, IT and capacity rental revenues climbed 29.9% in organic terms12 over the year (+8.6% in the quarter). Internet, TV and content revenues accounted for 32.4% of total 2009 revenues (+2.6 percentage points year-on-year in organic12 terms).
Meanwhile, operating expenses increased by 8.8% in organic12 terms from 2008, mainly as a result of higher interconnection costs. The higher fourth quarter expenses (+10.7% year-on-year in organic terms12) were due to increased interconnection and equipment costs, and bad debt provisions. In 2009 bad debt provisions represented 2.6% of revenues (-0.6 percentage points year-on-year in organic12 terms).
Operating income before depreciation and amortisation (OIBDA) grew by 8.2% year-on-year in organic12 terms to 386 million euros (+6.4% in local currency). In the fourth quarter OIBDA grew 1.6% year-on-year in organic terms12, leaving an OIBDA margin of 38.3% in 2009 (+1.9 percentage points year-on-year in organic12 terms; +2.1 percentage points year-on-year reported), and of 38.4% in the fourth quarter (+0.9 percentage points year-on-year in organic12 terms). In 2009 OIBDA was also positively affected by the revision of the estimated adjustment to workforce provision from the prior year by 9 million euros. Stripping out this impact OIBDA would have risen by 5.6% year-on-year in organic12 terms in 2009.
CapEx through December 2009 totalled 144 million euros (-2.6% year-on-year in local currency) and was mainly invested in the development of new businesses. As a result, operating cash flow (OIBDA-CapEx) amounted to 241 million euros, up 15.9% year-on-year in organic12 terms (+12.6% in local currency).
COLOMBIA
At the end of 2009 Telefónica managed over 11.1 million accesses in Colombia, of which 9.0 million were mobile customers and 2.2 million were wireline customers.

[10]
Wireline telephony accesses include all Telefónica’s fixed wireless accesses in Peru, both those managed by the wireline business and those managed by the wireless business. However, earnings from fixed wireless accesses are included in the results of the Peruvian wireless business.

[11]	For comparison purposes, accesses in December 2009 exclude the disconnection of 66,689 inactive Pay TV accesses.

[12]
From 1 January 2009, Medianetworks is being consolidated as T. Internacional, S.A.U.’s subsidiary (previously consolidated as Telefónica del Perú’s subsidiary). For the purpose of presenting comparable information, the year-on-year organic changes of Telefónica del Perú and, as a result, of the country consolidated information, has been calculated in local currency and excluding Medianetworks results in 2008.

January — December 2009 Results Telefónica 36

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Revenues up to December 2009 totalled 1,269 million euros, down 11.6% year-on-year in local currency (-15.9% in the fourth quarter). This decline is due to lower wireline and wireless revenues, though the pace of decline of revenue in the latter has stabilised thanks to the improvement of commercial activity.
Operating income before depreciation and amortisation (OIBDA) in 2009 stood at 397 million euros (-20.0% year-on-year in local currency), picking up in the final quarter (-14.0% year-on-year in local currency) thanks to the improved performance of the wireless business. The OIBDA margin in the fourth quarter stood at 38.0% (+0.4 percentage points year-on-year), and at 31.3% in the full year (-3.3 percentage points year-on-year).
Operating cash flow (OIBDA-CapEx) amounted to 81 million euros in 2009 (-11.3% year-on-year in local currency), with CapEx down for the year (316 million euros; -21.9% year-on-year in local currency).
T. MÓVILES COLOMBIA
The Colombian mobile telecommunications market shrank in 2009, affecting all operators. Nonetheless, accesses growth resumed from mid 2009, reaching an estimated penetration rate of 93% at the end of the year (+2 percentage points year-on-year).
In 2009 Telefónica Móviles Colombia completed the redefinition of its commercial offering and its repositioning in the market, focusing on customer value. As a result, its operating indicators improved overall in the last quarters of the year.
Having reported net adds of 153,705 accesses in the fourth quarter, changing the trend of the three prior quarters, the customer base totalled 9.0 million accesses at the end of 2009 (-10.0% year-on-year). It is worth to highlight the positive evolution of the contract segment with three consecutive quarters of growth, reporting 125,602 new customers in 2009. Contract customers accounted for 19.6% of the total at the end of 2009, up 3.2 percentage points. The prepay segment registered a quarterly net gain for the first time in the year (104,176 accesses).
Churn continued to improve in the fourth quarter and stood at 2.7%, down 1.0 percentage points year-on-year and 0.5 percentage points from the prior quarter. Churn stood at 3.7% in 2009, stable compared with 2008.
Growth in total traffic consolidated in the fourth quarter, increasing by 3.3% year-on-year. In 2009 traffic totalled 13,665 million minutes (+0.7% year-on-year).
This growth in traffic was reflected in fourth quarter ARPU, which was down 4.1% year-on-year in local currency, a significant improvement from prior quarters. ARPU fell 10.2% year-on-year in local currency in 2009 (-12.1% to September).
Revenues totalled 685 million euros at the end of 2009, posting a year-on-year decline of 12.7% in local currency (-14.3% in local currency in the quarter). In 2009 service revenues were 10.3% down year-on-on-year in local currency, mainly due to the smaller number of customers, while handset sale revenues ended 40.6% down, posting in the fourth quarter a better performance (-29.8% year-on-year in local currency). In the quarter the higher decline of service revenues (-13.3% in local currency) was affected by the cut of the fixed to mobile termination rates (-49.4%), effective since September.
Data revenues continued to perform well in the fourth quarter, rising 42.7% year-on-year in local currency. In 2009 data revenues advanced 37.5% in local currency from 2008, to account for 8.8% of service revenues (+3.1 percentage points from 2008).
OIBDA outperformed revenues, advancing by 3.0% year-on-year in the fourth quarter in local currency. In 2009 OIBDA stood at 194 million euros (-3.4% year-on-year in local currency), affected by the higher bad debt provision associated with the distribution channel booked in the second quarter. As a result, the OIBDA margin stood at 28.3% in 2009, up 2.7 percentage points from 2008 (36.3% in the quarter, +5.5 percentage points year-on-year).
January — December 2009 Results Telefónica 37

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
CapEx in 2009 fell by 25.7% year-on-year in local currency to 165 million euros, resulting in operating cash flow (OIBDA-CapEx) of 29 million euros in the year, a significant improvement from the prior year (-22 million euros).
TELEFÓNICA TELECOM
At the end of 2009, Telefónica Telecom managed 2.2 million accesses (2.8 million in 2008). This decline was largely due to the disconnection of 405,022 inactive accesses in the fourth quarter (wireline, broadband and pay TV accesses), which has no impact on the Company’s financial results.
In a market characterised by a high rate of fixed-to-mobile substitution due to the reduced mobility premium, the Company’s fixed telephony accesses fell 12.3% year-on-year on a comparable basis13 (-28.7% reported).
Broadband customer growth remained strong and accesses totalled 420,263 at the end of 2009 (+13.0% vs. 2008 on a comparable basis13; +6.7% reported), with comparable13 net adds over the year of 51,038 accesses. Pay TV accesses stood at 127,201 at year-end (-7.2% on a comparable basis13; -10.6% reported).
The Company continued to focus on its strategy of bundling services. Over 72% of wireline accesses formed part of a bundle at the end of December and 100% of broadband accesses (+29 percentage points year-on-year) are part of a Dúo or Trío package.
In 2009 revenues totalled 615 million euros, down 10.0% year-on-year in local currency (-17.5% in the quarter), mainly due to lower traditional telephony revenues (-18.7% year-on-year in local currency), a consequence of the smaller customer base and a drop in traffic. Internet, TV and content revenues grew 12.7% year-on-year in local currency in 2009, accounting for 19.8% of total revenues (+4.0 percentage points year-on-year) while revenues from capacity rental, data and IT climbed 3.3% year-on-year in local currency.
Operating expenses in 2009 increased by 1.8% year-on-year in local currency, mainly due to higher supply expenses and an increase in bad debt provisions, which reached 5.7% of total revenues in 2009 (+4.1 percentage points year-on-year).
OIBDA in 2009 totalled 203 million euros (-31.2% in local currency; -27.2% in the quarter), leaving an OIBDA margin of 33.0% (-10.2 percentage points from 2008). The margin stood at 37.7% in the quarter (-5.2 percentage points year-on-year).
CapEx through 2009 stood at 151 million euros (-17.4% year-on-year in local currency), with operating cash flow (OIBDA-CapEx) amounting to 52 million euros (-53.6% year-on-year in local currency).
MEXICO
Mexico showed signs of recovery in the last quarter of 2009, after being one of the countries hit hardest by the economic crisis.
Mobile market growth remained strong, reaching an estimated penetration rate of 75% at the end of 2009, up 4 percentage points from December 2008.
Against this backdrop, Telefónica Móviles México achieved a solid set of results in 2009, combining a marked improvement in its competitive position with high cash flow generation.
During the fourth quarter, the focal point of which was the Christmas campaign, the Company continued to execute its strategy centred on capturing profitable growth. There was strong uptake for the new plans launched over the Christmas period including the “Pagamenos Xtra” (“Payless Xtra”) in the prepay segment, which has worked extremely well since its introduction in the market. Thus, at the end of December the Company had 17.7 million total accesses and 17.4 million mobile accesses, a year-on-year growth of 14.7% and 13.5%, respectively.

[13]	For comparison purposes, accesses in December 2009 exclude the disconnection of 375,572 fixed telephony accesses, 24,646 broadband accesses and 4,804 Pay TV accesses, all of which were inactive.
January — December 2009 Results Telefónica 38

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The Company continued to reinforce its competitive position over the year, attaining an estimated 21% share of the mobile market in 2009. This represents an increase of more than 1 percentage point from December 2008.
The growth in commercial activity in the fourth quarter, underpinned by the Christmas campaign and the country’s steady economic upturn, is reflected in quarterly gross adds of 1.9 million, a year-on-year advance of 5.1%. This represents a marked improvement compared with prior quarters (gross adds fell by 7.0% year-on-year in 2009).
Also noteworthy is Telefónica Móviles México’s drive to foster prepay to contract migrations. This proved successful, especially in the final months of the year, and is reflected in the 19.4% year-on-year growth in contract customers in 2009, higher than the increase in the total customer base.
The Company’s churn rate remains the benchmark in the market and stood at 2.0% in the fourth quarter of 2009, a marked decline of 0.7 percentage points from the fourth quarter of 2008. In 2009 churn stood at 2.2%, a year-on-year improvement of 0.2 percentage points.
The growing trend in mobile net adds along the year was more pronounced in the fourth quarter, when net adds reached 882,095 accesses (+31.9% year-on-year, +53.2% quarter-on-quarter). In the full year net adds stood at 2.1 million accesses.
Traffic in 2009 stood at 23,186 million minutes, up 3.4% year-on-year, with a marked acceleration in traffic growth in the fourth quarter (+11.0% year-on-year). This was driven by the rise in outgoing traffic, which grew by 11.5% compared with the same period a year earlier.
ARPU in 2009 fell 3.3% year-on-year in local currency (-3.1% in the quarter in local currency).
Revenues in 2009 showed a significant 10.0% year-on-year growth in local currency (+10.7% in the fourth quarter) to 1,552 million euros. This improvement was driven by the sharp rise in service revenues, which advanced 17.8% from 2008 in local currency (+15.4% year-on-year in the fourth quarter), and more than offset the lower revenues from handset sales, where the year-on-year decline in the fourth quarter was lower (-17.2% compared with -33.7% in the full year in local currency).
The larger scale of the Mexican business and efficiency gains boosted operating income before depreciation and amortisation (OIBDA), which jumped 55.2% in local currency from 2008 to 564 million euros. This left an OIBDA margin of 36.3% in 2009, a marked year-on-year improvement of 10.6 percentage points.
CapEx in 2009 totalled 251 million euros, down 8.6% year-on-year in local currency.
The marked improvement in OIBDA and lower investment underpinned a more than three-and-a-half-fold year-on-year in local currency increase in operating cash flow (OIBDA-CapEx) to 313 million euros in 2009.
VENEZUELA14
Mobile penetration in Venezuela reached an estimated 101% at year-end 2009, slightly up from December 2008.
In 2009, Telefónica Móviles Venezuela continued to post a strong operating performance as a result of a strategy focused on maximising customer loyalty and value by marketing an integrated offering (mobile and fixed telephony, broadband and television) and selective customer-acquisition efforts.
The Company reached 11.8 million accesses and had 10.5 million mobile accesses at year-end 2009.

[14]
For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2008, variations in local currency of the headings affected by the hyperinflation adjustment are reported excluding the impact of this adjustment.

January — December 2009 Results Telefónica 39

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Thanks to the selective customer-acquisition strategy, the trend in churn remained positive, declining 0.3 percentage points year-on-year in both the quarter and the full year. It stood at 2.4% in 2009 (2.6% for the quarter). Despite the better performance in churn, the reduction in gross adds drove net losses in mobile accesses in 2009 of 52,622 (-82,397 accesses in the quarter).
Regarding network usage, traffic in 2009 stood at 14,951 million minutes, practically unchanged from 2008 (-5.1% for the quarter).
The trend in ARPU remained positive, with year-on-year organic growth15 of 19.8% in the fourth quarter of 2009 and 19.2% for the year, driven mainly by solid growth in data services.
Revenues reached 3,773 million euros in 2009, a year-on-year growth of 20.4% in organic terms15, thanks to the strong increase in service revenue, which rose 24.2% for the full year, also in organic terms15. In the fourth quarter, revenue rose by 9.4% year-on-year in organic terms15. Revenues were adversely affected by lower sales of handsets, given that service revenue continued to grow considerably (+17.6% in organic terms15).
The mobile data business has consolidated as one of the main drivers of the Company’s growth and is continuing to post a strong performance. Organic growth15 in data revenue from 2008 to 2009 stood at 52.4%, accounting for 27.1% of service revenue (up 5.0 percentage points compared with 2008).
Thanks to the Company’s focus on profitable growth, operating income before depreciation and amortisation (OIBDA) reached 1,818 million euros in 2009, with year-on-year organic growth15 of 25.4% for the full year and virtually flat in the last quarter (- 0.9%). The OIBDA margin in 2009 stood at 48.2% (45.0% in the fourth quarter), 2.0 percentage points higher than in 2008 in organic terms15.
Operating cash flow (OIBDA-CapEx) was 1,395 million euros in 2009, resulting in an outstanding organic growth15 (+19.9%) over 2008, in a year in which a considerable investment effort was made. CapEx in 2009 increased by 45.2% in organic terms15 from the year before, as a result of improved coverage and the rollout of GSM and 3G networks and the satellite TV service.
Hyperinflation adjustments led revenue to increase by 263 million euros, OIBDA by 64 million euros.
CENTRAL AMERICA
Estimated mobile penetration in the Central American markets in which Telefónica operates reached 90% at the end of 2009 (+9 percentage points year-on-year).
At the end of December, Telefónica Centroamérica managed 6.3 million accesses, up 1.8% from December 2008. Mobile accesses stood at 5.8 million, with net adds of 220,49516 over the year. Particularly noteworthy are the improved commercial results in the fourth quarter, resulting in a sharp rise in net adds after net losses were reported through September. In the fourth quarter the mobile customer base in the region increased by 150,690, after disconnecting 116,000 inactive CDMA lines in Guatemala, with no impact on revenues. The Company plans to switch off its CDMA network in Guatemala in the first quarter of 2010.
Revenues in 2009 totalled 565 million euros, down 2.5% year-on-year in constant currency, after rising sharply in the fourth quarter (+7.6% year-on-year in constant currency) thanks to increased commercial activity. The ongoing drive to generate synergies underpinned a sharp year-on-year rise in operating income before depreciation and amortisation (OIBDA) to 241 million euros in 2009, up 9.0% in constant currency (and by 7.5% in the quarter). The OIBDA margin stood at 42.6% for the full year (43.4% in the quarter), a sharp rise of 4.4 percentage points year-on-year.

[15]
For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2008, variations in local currency of the headings affected by the hyperinflation adjustment are reported excluding the impact of this adjustment.

[16]	For comparison purposes, net adds in 2009 exclude the disconnection of 116,000 inactive prepay mobile accesses in Guatemala.
January — December 2009 Results Telefónica 40

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating cash flow (OIBDA — CapEx) totalled 154 million euros in the year, up 49.7% from 2008 in constant currency, driven by the improvement in OIBDA and lower CapEx (down 26.4% year-on-year versus 2008 in constant currency).
During the fourth quarter of 2009, the license in Nicaragua has been renewed for an amount of 10 million euros. Excluding this impact, the operating cash flow would have increased by 59.2% in constant currency vs. 2008 and the CapEx would have decreased by 35.0% in constant terms y-o-y.
ECUADOR
Mobile penetration in the Ecuadorian mobile market stood at an estimated 93% at the end of December.
The customer base of Telefónica Móviles Ecuador at December 2009 stood at 3.8 million total accesses and 3.7 million mobile accesses, up 18.5% and 19.2% year-on-year respectively.
Against a backdrop of higher commercial activity, mobile net adds continued to rise, totalling 269,928 in the fourth quarter (+63.5% year-on-year) and 599,239 in the full year (+10.7% from 2008).
This performance was underpinned by the improvement in churn, which stood at 2.1% in the fourth quarter, down 2.1 percentage points year-on-year, and at 2.4% in the year, down 1.2 percentage points from 2008.
In terms of usage, traffic in 2009 increased by 33.7% (+23.2% in the fourth quarter) year-on-year to 3,744 million minutes, an improvement driven by the sharp rise in outgoing traffic (+41.6% from 2008).
ARPU fell 3.8% year-on-year in local currency, thanks to an improved fourth quarter performance (-5.1% in local currency versus -6.3% in the third quarter).
Revenues totalled 337 million euros, virtually unchanged from 2008 (+0.6% year-on-year in local currency), and were affected by lower handset sales. Service revenues advanced by a noteworthy 9.5% in local currency in 2009, with growth picking up in the fourth quarter (+12.3% from 2008, more than doubling the third quarter growth rate).
The Company’s scale and its efficiency improvement drive a 3.0% year-on-year rise in local currency in operating income before depreciation and amortisation (OIBDA) to 100 million euros in 2009. The OIBDA margin stood at 29.7% in 2009, a year-on-year improvement of 0.7 percentage points.
CapEx in 2009 totalled 83 million euros, down 36.8% year-on-year in local currency. It is worth recalling that in 2008 the Company booked 61 million euros associated with the renewal of the concession for its mobile telephony and international long-distance licences until 2023. Stripping this investment out (61 million euros), CapEx in local currency would have grown by 25.0%.
Operating cash flow (OIBDA-CapEx) in the full year stood at 17 million euros (compared to a reported -32 million euros in 2008, or +29 million euros stripping out the abovementioned licences).
January — December 2009 Results Telefónica 41

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
ACCESSES
Unaudited figures (thousands)

	2008	2009
	December	March	June	September	December	% Chg y-o-y

Final Clients Accesses	158,200.1	159,401.5	160,749.5	163,656.9	168,531.1	6.5
Fixed telephony accesses (1)	25,644.5	25,517.1	25,391.2	25,108.4	24,578.3	(4.2)
Internet and data accesses	7,629.8	7,611.1	7,662.5	7,555.5	7,605.2	(0.3)
Narrowband (2)	1,445.8	1,306.4	1,207.7	1,147.4	1,070.6	(25.9)
Broadband (3) (4)	6,067.0	6,208.9	6,352.2	6,304.1	6,426.8	5.9
Other (5)	117.0	95.8	102.6	104.0	107.8	(7.8)
Mobile accesses	123,385.2	124,658.3	126,016.4	129,300.0	134,698.9	9.2
Pre-Pay	102,329.7	103,333.4	104,298.9	107,017.2	111,503.6	9.0
Contract	21,055.5	21,324.9	21,717.5	22,282.9	23,195.4	10.2
Pay TV	1,540.5	1,615.1	1,679.4	1,692.9	1,648.6	7.0

Wholesale Accesses	59.0	58.5	58.1	57.1	56.1	(4.9)

Total Accesses	158,259.0	159,460.0	160,807.7	163,714.0	168,587.2	6.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.

Note:	December 2009 includes the disconnection of inactive customers in Colombia, Peru and Guatemala.
TELEFÓNICA LATINOAMERICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - December			October - December
	2009	2008	% Chg	2009	2008	% Chg

Revenues	22,983	22,174	3.7	6,334	5,863	8.0
Internal exp capitalized in fixed assets	112	108	3.8	31	27	16.5
Operating expenses	(14,274)	(14,098)	1.2	(4,016)	(3,629)	10.7
Other net operating income (expense)	308	180	71.6	171	81	111.1
Gain (loss) on sale of fixed assets	15	81	(81.8)	7	74	(90.6)
Impairment of goodwill and other assets	(2)	(0)	n.m.	3	(0)	c.s.
Operating income before D&A (OIBDA)	9,143	8,445	8.3	2,529	2,416	4.7
OIBDA Margin	39.8%	38.1%	1.7 p.p.	39.9%	41.2%	(1.3 p.p.	)
Depreciation and amortization	(3,793)	(3,645)	4.1	(1,014)	(928)	9.3
Operating income (OI)	5,350	4,800	11.5	1,515	1,488	1.8

Notes:

•	OIBDA and OI before management and brand fees.

•	Starting April 2008, Vivo’s consolidation perimeter includes Telemig.

•	2009 figures impacted by the hyperinflation in Venezuela.
January — December 2009 Results Telefónica 42

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)

	2008	2009
	December	March	June	September	December	% Chg y-o-y

BRAZIL
Final Clients Accesses	60,704.9	61,332.8	62,418.5	64,119.3	66,925.7	10.2
Fixed telephony accesses (1)	11,661.9	11,578.3	11,469.9	11,322.8	11,253.8	(3.5)
Internet and data accesses	3,625.8	3,610.7	3,615.0	3,440.5	3,440.2	(5.1)
Narrowband	996.4	882.9	811.5	785.2	723.1	(27.4)
Broadband (2)	2,557.8	2,659.2	2,728.7	2,579.8	2,638.4	3.2
Other (3)	71.6	68.6	74.8	75.5	78.7	9.8
Mobile accesses	44,945.0	45,641.5	46,819.3	48,847.2	51,744.4	15.1
Pre-Pay	36,384.0	36,847.3	37,775.5	39,580.5	41,960.7	15.3
Contract	8,561.0	8,794.1	9,043.8	9,266.7	9,783.7	14.3
Pay TV	472.2	502.4	514.3	508.8	487.2	3.2

Wholesale Accesses	34.1	34.9	34.7	34.6	34.2	0.0

Total Accesses	60,739.1	61,367.7	62,453.2	64,153.9	66,959.8	10.2

ARGENTINA
Final Clients Accesses	20,717.0	20,856.7	20,969.9	21,360.8	21,890.7	5.7
Fixed telephony accesses (1)	4,603.1	4,592.3	4,585.6	4,596.8	4,607.7	0.1
Fixed wireless	22.4	26.0	31.2	33.4	36.2	61.7
Internet and data accesses	1,284.3	1,262.0	1,267.9	1,310.6	1,351.0	5.2
Narrowband	182.8	156.0	140.7	124.1	112.7	(38.4)
Broadband (2)	1,082.0	1,106.0	1,127.2	1,186.5	1,238.3	14.4
Other (3)	19.5	0.0	0.0	0.0	0.0	n.m.
Mobile accesses	14,829.6	15,002.4	15,116.4	15,453.4	15,931.9	7.4
Pre-Pay	9,687.6	9,889.2	10,057.7	10,349.7	10,736.8	10.8
Contract	5,142.0	5,113.2	5,058.7	5,103.8	5,195.2	1.0

Wholesale Accesses	10.0	9.5	9.7	9.8	9.3	(6.8)

Total Accesses	20,726.9	20,866.1	20,979.5	21,370.6	21,900.0	5.7

CHILE
Final Clients Accesses	10,002.7	10,078.5	10,208.5	10,364.0	10,645.0	6.4
Fixed telephony accesses (1)	2,121.0	2,088.5	2,069.2	2,048.9	2,028.0	(4.4)
Internet and data accesses	743.8	741.3	767.2	790.2	807.2	8.5
Narrowband	18.7	20.1	18.7	17.4	15.9	(15.2)
Broadband (2)	716.6	712.8	740.3	764.6	783.2	9.3
Other (3)	8.6	8.5	8.3	8.3	8.1	(5.2)
Mobile accesses	6,875.0	6,986.0	7,104.4	7,255.4	7,524.7	9.5
Pre-Pay	4,956.0	5,030.6	5,078.0	5,179.8	5,435.9	9.7
Contract	1,919.0	1,955.3	2,026.4	2,075.7	2,088.8	8.8
Pay TV	263.0	262.8	267.6	269.5	285.1	8.4

Wholesale Accesses	11.5	10.5	10.0	8.9	8.9	(23.2)

Total Accesses	10,014.3	10,089.1	10,218.5	10,373.0	10,653.8	6.4

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January — December 2009 Results Telefónica 43

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)

	2008	2009
	December	March	June	September	December	% Chg y-o-y

PERU
Final Clients Accesses	14,982.6	15,221.8	15,414.6	15,680.8	15,916.3	6.2
Fixed telephony accesses (1)	2,986.5	3,029.3	3,068.7	3,041.6	2,971.2	(0.5)
Fixed wireless	485.5	555.5	610.5	620.1	582.7	20.0
Internet and data accesses	728.9	755.4	779.4	795.0	800.6	9.8
Narrowband	17.7	22.5	20.3	17.5	16.9	(4.4)
Broadband (2)	698.4	719.0	745.0	762.5	768.0	10.0
Other (3)	12.8	13.8	14.2	15.0	15.6	22.1
Mobile accesses	10,612.7	10,756.2	10,863.2	11,120.8	11,458.2	8.0
Pre-Pay	9,575.2	9,667.4	9,726.9	9,940.0	10,214.2	6.7
Contract	1,037.5	1,088.9	1,136.3	1,180.8	1,244.1	19.9
Pay TV (4)	654.5	680.9	703.2	723.4	686.3	4.9

Wholesale Accesses	0.4	0.4	0.5	0.5	0.5	21.9

Total Accesses	14,983.0	15,222.3	15,415.0	15,681.2	15,916.8	6.2

COLOMBIA (5)
Final Clients Accesses	12,800.5	12,625.5	11,792.4	11,462.3	11,159.9	(12.8)
Fixed telephony accesses (1)	2,299.2	2,247.2	2,182.9	2,074.4	1,639.8	(28.7)
Internet and data accesses	395.9	427.0	437.7	441.2	428.4	8.2
Narrowband	0.3	8.9	7.7	6.4	5.9	n.m.
Broadband (2)	393.9	416.0	427.8	432.6	420.3	6.7
Other (3)	1.7	2.0	2.2	2.2	2.2	26.7
Mobile accesses	9,963.1	9,805.8	9,028.0	8,810.9	8,964.6	(10.0)
Pre-Pay	8,327.3	8,206.1	7,409.6	7,099.0	7,203.2	(13.5)
Contract	1,635.8	1,599.6	1,618.4	1,711.8	1,761.4	7.7
Pay TV	142.3	145.6	143.8	135.9	127.2	(10.6)

Wholesale Accesses	2.9	3.2	3.2	3.3	3.3	n.m.

Total Accesses	12,803.4	12,628.7	11,795.6	11,465.6	11,163.2	(12.8)

MEXICO
Mobile accesses	15,330.6	15,517.7	15,942.5	16,518.4	17,400.5	13.5
Pre-Pay	14,432.4	14,623.0	15,026.6	15,557.1	16,328.3	13.1
Contract	898.1	894.7	915.9	961.2	1,072.1	19.4
Fixed wireless	133.6	167.9	203.3	249.8	334.3	150.3
Total Accesses	15,464.2	15,685.6	16,145.9	16,768.1	17,734.8	14.7

VENEZUELA
Mobile accesses	10,584.0	10,679.5	10,752.9	10,613.8	10,531.4	(0.5)
Pre-Pay	9,970.7	10,070.2	10,139.0	9,988.7	9,891.1	(0.8)
Contract	613.3	609.3	613.9	625.1	640.3	4.4
Fixed wireless	1,312.8	1,291.5	1,290.3	1,237.7	1,214.3	(7.5)
Pay TV	8.5	23.4	50.4	55.4	62.8	n.m.
Total Accesses	11,905.3	11,994.4	12,093.5	11,906.9	11,808.5	(0.8)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	66,689 inactive Pay TV accesses were disconnected in December 2009.

(5)	375,572 fixed telephony accesses, 24,646 broadband accesses and 4,804 Pay TV accesses in Colombia, all of them inactive, were disconnected in December 2009.
January — December 2009 Results Telefónica 44

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)

	2008	2009
	December	March	June	September	December	% Chg y-o-y

CENTRAL AMERICA (1)
Fixed telephony accesses (2)	437.2	441.1	444.9	456.0	444.5	1.7
Fixed Wireless	278.7	288.7	288.3	287.6	331.9	19.1
Internet and data accesses	18.4	17.6	16.6	15.7	14.7	(20.3)
Broadband (3)	16.5	15.6	14.6	13.5	12.6	(23.8)
Other (4)	1.9	2.0	2.0	2.2	2.1	9.3
Mobile accesses	5,702.0	5,630.2	5,605.7	5,655.8	5,806.5	1.8
Pre-Pay (5)	5,315.3	5,242.7	5,213.4	5,252.7	5,385.2	1.3
Contract	386.7	387.5	392.3	403.1	421.3	8.9
Total Accesses	6,157.6	6,089.0	6,067.3	6,127.5	6,265.8	1.8

ECUADOR
Mobile accesses	3,122.5	3,179.2	3,253.3	3,451.8	3,721.8	19.2
Pre-Pay	2,650.5	2,711.6	2,772.1	2,952.9	3,193.9	20.5
Contract	472.0	467.6	481.2	499.0	527.9	11.8
Fixed Wireless	89.4	81.0	76.3	80.6	84.7	(5.3)
Total Accesses	3,211.9	3,260.2	3,329.6	3,532.5	3,806.4	18.5

URUGUAY
Mobile accesses	1,420.7	1,459.9	1,530.8	1,572.5	1,614.9	13.7
Pre-Pay	1,030.6	1,045.4	1,100.1	1,116.8	1,154.3	12.0
Contract	390.1	414.5	430.7	455.7	460.6	18.1
Total Accesses	1,420.7	1,459.9	1,530.8	1,572.5	1,614.9	13.7

(1)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.

(5)	116,000 inactive mobile accesses were disconnected in Guatemala in December 2009.
January — December 2009 Results Telefónica 45

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2008	2009
	Q4	Q1	Q2	Q3	Q4	% Chg y-o-y Local Cur

BRAZIL
Traffic (Million minutes)	10,990	10,344	10,918	12,689	18,181	65.4
ARPU (EUR)	10.0	9.0	9.7	10.2	10.4	(9.5)

ARGENTINA
Traffic (Million minutes)	3,673	3,485	3,744	4,080	4,253	15.8
ARPU (EUR)	9.8	9.3	8.6	8.1	8.5	9.8

CHILE
Traffic (Million minutes)	2,583	2,537	2,553	2,632	2,799	8.4
ARPU (EUR)	11.7	11.0	10.4	10.5	11.0	(13.8)

PERU
Traffic (Million minutes)	2,745	2,809	2,792	2,817	3,042	10.8
ARPU (EUR)	6.1	5.5	5.6	5.3	5.6	(6.3)

COLOMBIA
Traffic (Million minutes)	3,585	3,265	3,208	3,489	3,703	3.3
ARPU (EUR)	6.2	5.4	5.7	6.3	6.2	(4.1)

MEXICO
Traffic (Million minutes)	5,591	5,378	5,720	5,881	6,208	11.0
ARPU (EUR)	7.9	6.7	7.3	6.8	6.7	(3.1)

VENEZUELA
Traffic (Million minutes)	3,958	3,767	3,692	3,735	3,758	(5.1)
ARPU (EUR) (1)	20.3	21.0	20.6	21.1	22.2	19.8

CENTRAL AMERICA
Traffic (Million minutes)	1,724	1,690	1,691	1,722	1,766	2.4
ARPU (EUR)	7.9	7.5	7.2	6.6	6.5	(8.8)

ECUADOR
Traffic (Million minutes)	869	802	902	970	1,071	23.2
ARPU (EUR)	7.4	7.3	6.9	6.6	6.3	(5.1)

URUGUAY
Traffic (Million minutes)	643	616	628	685	718	11.6
ARPU (EUR)	8.7	8.9	8.1	8.2	9.4	4.8

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2008 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

Notes:

•	ARPU calculated as a monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — December 2009 Results Telefónica 46

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	January - December
	2009	2008	% Chg Local Cur

BRAZIL (1)
Traffic (Million minutes)	52,134	40,547	28.6
ARPU (EUR)	9.9	11.2	(8.6)

ARGENTINA
Traffic (Million minutes)	15,562	12,941	20.2
ARPU (EUR)	8.6	8.7	10.7

CHILE
Traffic (Million minutes)	10,521	9,703	8.4
ARPU (EUR)	10.7	12.3	(10.7)

PERU
Traffic (Million minutes)	11,460	10,039	14.1
ARPU (EUR)	5.5	6.0	(11.5)

COLOMBIA
Traffic (Million minutes)	13,665	13,568	0.7
ARPU (EUR)	5.9	6.8	(10.2)

MEXICO
Traffic (Million minutes)	23,186	22,431	3.4
ARPU (EUR)	6.9	8.2	(3.3)

VENEZUELA
Traffic (Million minutes)	14,951	14,993	(0.3)
ARPU (EUR) (2)	21.2	16.9	19.2

CENTRAL AMERICA
Traffic (Million minutes)	6,868	7,174	(4.3)
ARPU (EUR)	6.9	7.4	(8.7)

ECUADOR
Traffic (Million minutes)	3,744	2,800	33.7
ARPU (EUR)	6.8	6.7	(3.8)

URUGUAY
Traffic (Million minutes)	2,646	1,823	45.1
ARPU (EUR)	8.7	8.4	5.2

(1)	Includes Telemig from April 2008.

(2)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2008 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

Notes:

•	ARPU calculated as a monthly January-December period average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — December 2009 Results Telefónica 47

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January - December				October - December
				% Chg y-o-y				% Chg y-o-y
	2009	2008	% Chg	Local Cur	2009	2008	% Chg	Local Cur

BRAZIL
Revenues	8,376	8,606	(2.7)	0.9	2,305	2,041	12.9	(2.2)
OIBDA	3,139	3,359	(6.6)	(3.1)	845	826	2.2	(11.2)
OIBDA margin	37.5%	39.0%	(1.6 p.p. )		36.7%	40.5%	(3.8 p.p. )
CapEx	1,228	1,614	(23.9)	(21.1)	438	507	(13.7)	(20.8)
OpCF (OIBDA-CapEx)	1,911	1,745	9.5	13.5	407	319	27.5	3.0
Vivo (1)
Revenues	3,036	2,932	3.6	7.4	851	730	16.6	1.9
OIBDA	949	825	15.0	19.2	271	209	29.5	13.6
OIBDA margin	31.2%	28.2%	3.1 p.p.		31.9%	28.7%	3.2 p.p.
CapEx	422	739	(42.9)	(40.8)	129	210	(38.6)	(45.0)
OpCF (OIBDA-CapEx)	527	87	n.m.	n.m.	142	(1)	c.s.	c.s.
Telesp
Revenues	5,766	6,085	(5.3)	(1.8)	1,568	1,405	11.6	(3.8)
OIBDA	2,209	2,515	(12.1)	(8.9)	596	617	(3.4)	(16.1)
OIBDA margin	38.3%	41.3%	(3.0 p.p. )		38.0%	43.9%	(5.9 p.p. )
CapEx	806	875	(8.0)	(4.6)	309	297	3.9	(3.4)
OpCF (OIBDA-CapEx)	1,403	1,639	(14.4)	(11.2)	287	320	(10.2)	(27.0)

ARGENTINA
Revenues	2,609	2,527	3.2	15.3	661	725	(8.9)	15.3
OIBDA	986	919	7.3	19.9	260	291	(10.9)	11.6
OIBDA margin (2)	36.8%	35.2%	1.6 p.p.		38.3%	39.1%	(0.8 p.p. )
CapEx	319	344	(7.5)	3.3	125	157	(20.4)	(5.2)
OpCF (OIBDA-CapEx)	668	574	16.2	29.8	135	134	0.2	32.1
T. Moviles Argentina
Revenues	1,643	1,585	3.6	15.8	426	457	(6.8)	17.7
OIBDA	606	514	18.0	31.8	172	181	(4.8)	17.7
OIBDA margin	36.9%	32.4%	4.5 p.p.		40.3%	39.5%	0.8 p.p.
CapEx	141	154	(8.2)	2.6	54	99	(45.4)	(35.7)
OpCF (OIBDA-CapEx)	465	360	29.1	44.2	118	82	44.4	86.3
Telefónica de Argentina
Revenues	1,047	1,027	1.9	13.9	254	291	(12.8)	10.9
OIBDA	380	405	(6.1)	4.9	88	111	(20.7)	1.6
OIBDA margin (2)	32.3%	34.4%	(2.1 p.p. )		30.7%	33.6%	(2.9 p.p. )
CapEx	178	191	(7.0)	3.9	71	58	22.3	48.7
OpCF (OIBDA-CapEx)	203	214	(5.4)	5.7	17	53	(67.8)	(50.7)

CHILE
Revenues	1,831	1,936	(5.4)	(3.3)	480	474	1.3	(7.5)
OIBDA	763	740	3.1	5.5	224	201	11.4	3.3
OIBDA margin	41.7%	38.2%	3.5 p.p.		46.6%	42.4%	4.2 p.p.
CapEx	347	423	(18.1)	(16.2)	121	134	(9.5)	(14.5)
OpCF (OIBDA-CapEx)	416	316	31.5	34.5	103	67	53.1	37.1
T. Móviles Chile
Revenues	1,010	1,051	(3.9)	(1.8)	271	264	2.5	(6.0)
OIBDA	445	402	10.8	13.3	135	114	19.0	10.9
OIBDA margin	44.1%	38.2%	5.9 p.p.		49.9%	43.0%	6.9 p.p.
CapEx	185	228	(19.1)	(17.3)	50	70	(28.2)	(32.8)
OpCF (OIBDA-CapEx)	260	173	50.3	53.7	85	44	94.1	78.8
Telefónica Chile
Revenues	893	974	(8.4)	(6.3)	228	233	(2.2)	(11.0)
OIBDA	326	339	(4.0)	(1.8)	96	88	9.4	0.9
OIBDA margin	36.5%	34.8%	1.7 p.p.		42.2%	37.7%	4.5 p.p.
CapEx	162	195	(16.8)	(15.0)	71	64	11.0	5.5
OpCF (OIBDA-CapEx)	163	144	13.4	15.9	25	24	5.3	(10.5)

Note:	OIBDA is presented before management and brand fees.

(1)	50% of Vivo. Includes Telemig from April 2008.

(2)	Margin over revenues includes fixed to mobile interconnection.
January — December 2009 Results Telefónica 48

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January - December				October - December
				% Chg y-o-y				% Chg y-o-y
	2009	2008	% Chg	Local Cur	2009	2008	% Chg	Local Cur

PERU
Revenues	1,716	1,627	5.5	3.0	430	459	(6.4)	(3.0)
OIBDA	712	621	14.7	12.0	184	189	(2.4)	0.6
OIBDA margin	41.5%	38.2%	3.3 p.p.		42.9%	41.1%	1.7 p.p.
CapEx	271	289	(6.2)	(8.4)	144	160	(9.8)	(10.3)
OpCF (OIBDA-CapEx)	442	332	32.8	29.7	40	29	38.9	73.7
T. Móviles Perú
Revenues	840	773	8.6	6.1	213	229	(6.9)	(3.9)
OIBDA	327	266	22.6	19.8	87	89	(2.2)	0.3
OIBDA margin	38.9%	34.4%	4.4 p.p.		41.1%	39.1%	2.0 p.p.
CapEx	127	144	(12.2)	(14.2)	76	85	(11.5)	(12.3)
OpCF (OIBDA-CapEx)	200	122	63.9	60.1	12	4	199.2	n.m.
Telefónica del Perú (1)
Revenues	1,006	977	3.0	0.6	248	266	(6.7)	(3.1)
OIBDA	386	354	8.9	6.4	95	99	(3.4)	0.1
OIBDA margin	38.3%	36.2%	2.1 p.p.		38.4%	37.1%	1.3 p.p.
CapEx	144	144	(0.3)	(2.6)	69	75	(7.9)	(8.1)
OpCF (OIBDA-CapEx)	241	209	15.3	12.6	27	24	10.4	29.1

COLOMBIA
Revenues	1,269	1,490	(14.9)	(11.6)	315	359	(12.3)	(15.9)
OIBDA	397	515	(23.0)	(20.0)	120	135	(11.4)	(14.0)
OIBDA margin	31.3%	34.6%	(3.3 p.p. )		38.0%	37.6%	0.4 p.p.
CapEx	316	420	(24.8)	(21.9)	152	168	(9.5)	(9.2)
OpCF (OIBDA-CapEx)	81	95	(14.6)	(11.3)	(32)	(33)	(1.4)	13.1
T. Móviles Colombia
Revenues	685	815	(16.0)	(12.7)	172	192	(10.6)	(14.3)
OIBDA	194	208	(7.0)	(3.4)	62	59	5.3	3.0
OIBDA margin	28.3%	25.6%	2.7 p.p.		36.3%	30.8%	5.5 p.p.
CapEx	165	230	(28.4)	(25.7)	88	100	(12.0)	(11.2)
OpCF (OIBDA-CapEx)	29	(22)	c.s.	c.s	(26)	(41)	(37.2)	(33.0)
Telefónica Telecom
Revenues	615	710	(13.4)	(10.0)	152	177	(14.1)	(17.5)
OIBDA	203	307	(33.8)	(31.2)	57	76	(24.6)	(27.2)
OIBDA margin	33.0%	43.2%	(10.2 p.p. )		37.7%	42.9%	(5.2 p.p. )
CapEx	151	190	(20.5)	(17.4)	64	68	(5.8)	(6.2)
OpCF (OIBDA-CapEx)	52	117	(55.3)	(53.6)	(7)	8	c.s.	c.s.

MEXICO (T. Móviles Mexico)
Revenues	1,552	1,631	(4.8)	10.0	416	427	(2.4)	10.7
OIBDA	564	420	34.2	55.2	162	137	17.8	35.0
OIBDA margin	36.3%	25.7%	10.6 p.p.		38.9%	32.2%	6.7 p.p.
CapEx	251	317	(20.9)	(8.6)	119	161	(26.1)	(14.9)
OpCF (OIBDA-CapEx)	313	103	204.5	252.1	43	(23)	c.s.	c.s.

VENEZUELA (T. Móviles Venezuela) (2)
Revenues	3,773	2,769	36.3	20.4	1,129	898	25.7	9.4
OIBDA	1,818	1,328	36.8	25.4	508	462	9.8	(0.9)
OIBDA margin	48.2%	48.0%	0.2 p.p.		45.0%	51.5%	(6.5 p.p. )
CapEx	423	287	47.6	45.2	230	144	60.4	64.7
OpCF (OIBDA-CapEx)	1,395	1,042	33.9	19.9	277	319	(13.0)	(32.0)

CENTRAL AMERICA (3)
Revenues	565	568	(0.6)	(2.5)	149	157	(5.4)	7.6
OIBDA	241	217	10.9	9.0	65	68	(5.6)	7.5
OIBDA margin	42.6%	38.2%	4.4 p.p.		43.4%	43.5%	(0.1 p.p. )
CapEx	86	116	(25.5)	(26.4)	60	62	(3.2)	21.5
OpCF (OIBDA-CapEx)	154	101	52.7	49.7	5	6	(28.6)	(127.9)

ECUADOR (T. Móviles Ecuador)
Revenues	337	318	5.9	0.6	88	93	(5.1)	4.9
OIBDA	100	92	8.5	3.0	23	31	(26.5)	(19.5)
OIBDA margin	29.7%	29.0%	0.7 p.p.		26.1%	33.7%	(7.6 p.p. )
CapEx	83	124	(33.4)	(36.8)	51	90	(43.0)	(44.4)
OpCF (OIBDA-CapEx)	17	(32)	c.s.	c.s.	(28)	(59)	(51.8)	(56.4)

Note:

•	OIBDA is presented before management and brand fees.

(1)	From 1 January 2009, Medianetworks is being consolidated as T. Internacional, S.A.U.’s subsidiary (previously consolidated as Telefónica del Perú’s subsidiary).

(2)
For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2008, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.

(3)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January — December 2009 Results Telefónica 49

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January - December				October - December
				% Chg y-o-y				% Chg y-o-y
	2009	2008	% Chg	Local Cur	2009	2008	% Chg	Local Cur

URUGUAY (T. Móviles Uruguay)
Revenues	175	150	16.2	18.9	49	43	13.6	11.0
OIBDA	69	48	43.5	46.8	24	17	36.6	35.1
OIBDA margin	39.2%	31.7%	7.5 p.p.		48.4%	40.3%	8.1 p.p.
CapEx	24	24	0.6	2.9	11	12	(8.1)	(8.1)
OpCF (OIBDA-CapEx)	44	24	87.6	91.9	13	6	123.7	118.9

TIWS
Revenues	391	324	20.5	17.8	121	89	35.3	40.4
OIBDA	94	102	(7.8)	(11.2)	23	27	(14.9)	(7.6)
OIBDA margin	24.0%	31.3%	(7.3 p.p. )		18.9%	30.0%	(11.1 p.p. )
CapEx	71	51	37.5	30.6	23	25	(9.7)	(4.3)
OpCF (OIBDA-CapEx)	23	50	(54.1)	(54.0)	(0)	1	c.s.	c.s.

Note: OIBDA is presented before management and brand fees.
January — December 2009 Results Telefónica 50

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Against a difficult economic and trading environment in 2009, Telefónica Europe had a very solid financial and operating performance, sequentially improving top line growth and further delivering on efficiencies from a more diversified asset portfolio.
At the end of December 2009, Telefónica Europe’s total customer base reached 49.2 million (+6.9% year-on-year) on the back of the steady expansion of the mobile base, mainly in the UK and Germany. Mobile customer net additions for the year were 2.9 million1, with 1.0 million1 in the fourth quarter, reaching a total mobile customer base of 44.1 million (+6.5% year-on-year). The contract segment had a very strong performance, adding 2.3 million customers in 2009 (+10.7% year-on-year), with 617,951 customers in the fourth quarter (+42.8% year-on-year). Net additions in the contract segment represented 80.2%1 of total mobile net additions in the year.
Revenue growth in the fourth quarter of the year accelerated from the previous quarter to 3.9% year-on-year, in constant currency and excluding mobile termination rate cuts, a sequential improvement from the 1.8% and 3.0% growth rates registered in the second and third quarter, respectively.
In 2009, revenues reached 13,533 million euros, a 1.1% year-on-year growth in constant currency, with mobile termination rates cuts in Germany, UK and in the Czech Republic dragging 2.1 percentage points off growth. Revenues reflected Telefónica Europe’s outperformance in its key markets and the increasing demand for data services, which helped improvement in ARPU trends. This compensated the negative contribution to revenue growth from the Czech and Irish businesses, both affected by a very tough macroeconomic environment.
Operating expenses amounted to 9,856 million euros in 2009, virtually flat over the previous year (+0.3% year-on-year in constant currency), reflecting the increased commercial activity to maintain momentum in the market, compensated by ongoing efficiency measures and further savings in mobile retention activities. The total amount of restructuring costs for the year was 44 million euros.
Operating income before depreciation and amortization (OIBDA) stood at 3,910 million euros in 2009, a 4.1% year-on-year growth in organic terms2 (+5.0% year-on-year, excluding the restructuring costs above mentioned), Telefónica O2 Germany being the main contributor to growth. OIBDA margin improved 0.8 percentage points year-on-year in organic terms2 in 2009.
Reported revenues and OIBDA in 2009 showed a year-on-year decline of 5.4% and 6.4%, respectively (-3.9% and -6.8% in the fourth quarter), mainly impacted by British Sterling and Czech Koruna depreciations against the euro in the period. Reported OIBDA margin in 2009 was 28.9% (29.2% in 2008), while in the fourth quarter of 2009 OIBDA margin was 29.7% (30.6% in the same period of 2008).
CapEx in 2009 declined year-on-year by 12.4% in constant currency, as the 2G network deployment in Germany and major IT projects across the Group were reaching an end. This, combined with the solid OIBDA performance above mentioned, resulted in a very strong operating cash flow (OIBDA-CapEx) of 2,183 million euros in 2009 (+21.7% year-on-year in organic terms2).

[1]
For comparison purposes, net customer additions exclude the disconnection of 450 thousand inactive prepay customers from Telefónica O2 Germany’s base in December, 2009, and more than 240 thousand in December, 2008.

[2]	Assuming constant exchange rates. The impacts derived from past disposals of assets (174 million euros in 2008 from Airwave) are also excluded from the calculation.
January — December 2009 Results Telefónica 51

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA O2 UK
Telefónica O2 UK outperformed competitors in 2009 in a declining mobile market, maintaining a strong market momentum driven by smartphones, also delivering a remarkable non-P2P SMS revenue performance.
The Company’s total mobile customer base (excluding Tesco Mobile) at the end of December 2009 reached 21.3 million lines, up 5.1% year-on-year, with net customer additions of 1.0 million in the year (338,455 in the fourth quarter), sustaining its leadership in the UK market. The contract segment continued driving growth, adding 1.1 million customers in 2009 (+18.6% year-on-year), and 235,486 customers in the fourth quarter (+5.6% year-on-year). The contract segment made up 44.9% of the total customer base at the end of December 2009 (41.5% a year ago). This positive evolution was mainly due to churn reduction and increased commercial activity on a wide range of devices, with a particular focus on smartphones. “Simplicity” propositions and prepay to contract migrations also contributed to growth in this segment in the year.
Churn in the contract segment sustained its solid evolution, decreasing to a low record level of 1.0% in the fourth quarter (-0.2 percentage points year-on-year and over the previous quarter). The contract churn in 2009, at 1.1%, was 0.1 percentage points lower than in the previous year. Total churn in 2009 remained stable over the previous year, at 2.6%, showing a 0.1 percentage point year-on-year improvement in the fourth quarter.
In terms of usage, traffic in 2009 grew 15.6% year-on-year to 53,856 million minutes (+15.4% year-on-year in the fourth quarter). This performance is explained by contract customer base increase, coupled with continued utilisation of their voice bundle, as well as the higher year-on-year usage of voice packages from prepay customers due to the adoption of tariffs such as “Unlimited”.
Voice ARPU in 2009 decreased 8.7% year-on-year in local currency to 15.5 euros (-10.5% in the fourth quarter), mainly due to mobile termination rate cuts (from August), continued usage optimisation from customers, and the increasing number of non-voice accesses and “Simplicity” tariffs in the base. Data ARPU increased 3.7% year-on-year in local currency in 2009 to reach 9.3 euros (+6.2% in the fourth quarter), with the strong contribution from data package sales compensating year-on-year declines in SMS related revenues.
As a result, Telefónica O2 UK’s total ARPU for 2009 showed a 4.4% year-on-year decline in local currency to 24.7 euros (-4.5% year-on-year in local currency in the fourth quarter).
Telefónica O2 UK’s DSL broadband service added 250,648 lines in 2009, reaching 591,514 lines at the end of December (+73.5% year-on-year). In the fourth quarter, 64,388 lines were added, ahead of the “O2 Home Phone” service to be launched by March 2010, which will enhance the O2 fixed broadband proposition with a very competitive voice package.
Telefónica O2 UK had a strong financial performance in 2009, growing revenues in 2009 by 3.5%, year-on-year, in local currency (+1.2% in the fourth quarter) to reach 6,512 million euros, clearly outperforming the UK mobile market.
The strong year-on-year performance of mobile service revenues in 2009 is worth highlighting. In local currency terms, and excluding the impact from mobile termination rate cuts3, year-on-year growth accelerated from 6.1% in the third quarter to 8.2% in the fourth quarter, reaching 5,936 million euros in 2009 (+3.1% year-on-year growth in local currency; +6.4% excluding mobile termination rate cuts3). The main factors driving mobile service revenues in 2009 were the year-on-year increase in the contract segment and continued growth in non-P2P SMS data revenues (+49.7% year-on-year in local currency in the fourth quarter; +52.0% in 2009) on the back of an increased usage of mobile Internet.
Operating income before depreciation and amortization (OIBDA) totalled 1,680 million euros in 2009, a 2.3% year-on-year growth in local currency. Excluding the impacts from restructuring charges booked in the third quarter, OIBDA would have grown by 4.0% year-on-year, exceeding revenue growth. In the fourth quarter, OIBDA grew 4.2% year-on-year in local currency, predominantly driven by additional efficiencies, fuelling increased commercial activity, mainly in the contract segment, as well as targeted customer retention activities, which are helping to deliver market leading churn.

[3]
Impacts from termination rate cuts (August, 2009) in mobile service revenue growth (year-on-year, local currency) were 3.3 and 6.5 percentage points in the year and in the fourth quarter, respectively.

January — December 2009 Results Telefónica 52

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
As a result, reported OIBDA margin for 2009 was 25.8% (-0.3 percentage points year-on-year), with a year-on-year improvement of 0.8 percentage points in the fourth quarter to 28.1%. Excluding restructuring charges, OIBDA margin in 2009 would have remained broadly stable over the previous year.
Operating cash flow (OIBDA-CapEx) for 2009 totalled 1,078 million euros, a year-on-year increase of 7.7% in local currency (+10.5% year-on-year growth excluding restructuring costs), on the back of the already mentioned OIBDA performance and a 6.0% year-on-year decrease of CapEx in local currency, totalling 602 million euros despite higher network investment to deliver coverage and quality improvements.
TELEFÓNICA O2 GERMANY
In 2009, Telefónica Europe significantly improved its business in Germany, with its major transformational projects already finalised, fuelling profitable growth through a best-in-class network and improved distribution franchise that helped the Company to gain market share in a very competitive market.
Telefónica O2 Germany’s mobile customer base significantly increased in 2009, adding 1.5 million customers4 to reach a customer base of 15.5 million at the end of December (+9.2% year-on-year). Mobile contract customers drove 48.4%4 of this growth, increasing by 733,352 in the year to reach 7.7 million customers (+10.5% year-on-year), with 259,945 net additions in the fourth quarter (triple the net additions in the fourth quarter of 2008) mainly driven by the success of the innovative propositions “O2o” and “My Handy”. Partner channels also contributed positively to customer growth, as well as the Fonic brand.
The churn rate for the year reached 2.3%, showing an increase of 0.3 percentage points year-on-year, and 3.3% in the fourth quarter (+0.9 percentage points, year-on-year), mainly affected by the adjustment to the prepay base made in December 2009.
Traffic carried in the fourth quarter continued to accelerate (+12.0% year-on-year and +5.8% over the previous quarter), leading to a +4.2% year-on-year growth in 2009 to 23,257 million minutes, mainly driven by the increased contract customer base.
Voice ARPU stood at 11.0 euros in 2009 (-12.6% year-on-year), showing a year-on-year decline of 13.1% in the fourth quarter, mainly affected by mobile termination rate cuts from April and the increase of customers from partner brands in the base. Data ARPU stood at 4.7 euros for the full year. Whilst this is a year-on-year decline of 2.9%, the fourth quarter showed an improving trend (+0.5% year-on-year).
Total ARPU for the year was down 9.9% year-on-year to 15.6 euros, with a year-on-year decline of 9.2% in the fourth quarter.
Telefónica O2 Germany’s ULL lines stood at 1.6 million as of December, 2009 (+19.3% year-on-year) which includes 285,082 O2 DSL customers (+32.7% year-on-year), an increase of 70,299 customers in the year and 12,747 in the fourth quarter, ahead of the integration of Hansenet in the business.
Revenues for the year continued to be strong, totalling 3,746 million euros in 2009, a year-on-year increase of 4.2%, with a 7.2% year-on-year growth in the fourth quarter, driven by the success of the “O2o” and “My Handy” propositions, as well as the good performance of the fixed and DSL business.

[4]
For comparison purposes, net customer additions exclude the disconnection of 450 thousand inactive prepay customers from Telefónica O2 Germany’s base in December, 2009, and more than 240 thousand in December, 2008.

January — December 2009 Results Telefónica 53

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Mobile service revenues reached 2,861 million euros in 2009 (-0.3% year-on-year; +1.6% year-on-year excluding mobile termination rate cuts). It’s important to highlight the healthy year-on-year trend in mobile service revenues, excluding mobile termination rate cuts: +0.6% in the first quarter; +1.2% in the second quarter; +2.1% in the third quarter and +2.5% in the fourth quarter. This was mainly due to the increase in the customer contract base and the positive contribution from mobile data services: non-P2P SMS data revenues increased 35.7% year-on-year in 2009, ramping up in the fourth quarter (+42.7% year-on-year).
The fixed and DSL businesses contributed 556 million euros to revenues in 2009, growing by 12.1% over 2008.
Operating Income before depreciation and amortization (OIBDA) showed a remarkable growth of 19.3% year-on-year to 918 million euros in 2009, and a 6.1% year-on-year growth in the fourth quarter. This strong performance is fuelled by revenue growth and efficiency improvements as a result of the national roaming activity reaching to an end at December 2009 following the successful rollout of the own network. Also noteworthy were reductions in acquisition and retention costs driven by the introduction of the new commercial model from the fourth quarter of 2008. OIBDA margin for 2009 was 24.5% (+3.1 percentage points increase year-on-year), and 25.2% in the fourth quarter.
As a result of the outstanding OIBDA performance in 2009, operating cash flow (OIBDA-CapEx) remained positive at 122 million euros, a significant improvement over the negative figure of 154 million euros in 2008. CapEx declined 13.8% year-on-year to 796 million euros following the completion of its own network rollout.
TELEFÓNICA O2 IRELAND
Despite the difficult trading environment in 2009, Telefónica O2 Ireland traded well, with commercial activity focused on mobile contract and broadband, while posting a significant improvement in operating cash flow generation.
The total mobile customer base reached 1.7 million customers at the end of December 2009, quite stable compared to 2008 (-0.8% year-on-year). The contract customer base had a strong 7.6% year-on-year increase, to represent 40.4% of the total base. Telefónica O2 Ireland recorded 48,674 contract net additions in 2009, with a consistent increase in the quarterly figures throughout the year (15,400 net additions in the fourth quarter of 2009; 11.9% more than in the third quarter), mobile broadband being a significant driver.
Churn declined to 2.6% in 2009 and in the fourth quarter of the year, 0.2 and 0.3 percentage points lower, respectively, than in the same periods of the previous year, with significant improvement of prepay disconnections.
Traffic carried in 2009 declined year-on-year by 4.0% to 4,672 million minutes (-5.8% year-on-year in the fourth quarter). This was driven by an increasing number of customers optimising their usage, the continued trend of voice to text substitution as a result of the value for money price plans in the marketplace (such as “O2 Experience” and “O2 Clear” on contract), as well as a decrease of roaming activity from customers.
Voice ARPU posted a year-on-year decline of 14.1% in 2009 (-13.5% year-on-year in the fourth quarter of 2009), mainly due to the better value for money propositions, customer managing their spend and reduced roaming out activity.
Data ARPU increased its rate of growth in the fourth quarter of 2009 (+10.9% year-on-year), driving year-on-year growth in 2009 to 9.1%. This was mainly due to the continued growth of the mobile broadband market.
As a result, total ARPU recorded a year-on-year reduction of 8.3% in 2009 to reach 39.6 euros (-7.3% year-on-year in the fourth quarter).
Revenues for 2009 were 905 million euros, a year-on-year decline of 5.5% (-6.0% year-on-year in the fourth quarter). Mobile service revenues for the year declined 7.4% year-on-year to 842 million euros (-8.8% in the fourth quarter).
Operating income before depreciation and amortization (OIBDA) increased 6.5% year-on-year in the fourth quarter to reach 302 million euros in 2009 (+0.3% year-on-year), as the lower revenue was mitigated by a shift to lower cost channels and continued focus on efficiency. The OIBDA margin had a solid year-on-year performance, with a 4.0 percentage points increase in the fourth quarter to 34.3%, while for the year it reached 33.4% (+1.9 percentage points year-on-year).
January — December 2009 Results Telefónica 54

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
The efficient CapEx management achieved by the Company (-23.5% year-on-year to 63 million euros in 2009), and the already mentioned evolution of the OIBDA allowed operating cash flow (OIBDA-CapEx) to increase 9.2% year-on-year, reaching 239 million euros.
TELEFÓNICA O2 CZECH REPUBLIC
In 2009, the financial performance of Telefónica O2 Czech Republic was negatively impacted by a challenging trading environment and by mobile termination rate cuts, though the Company kept solid operating performance in both fixed broadband and contract mobile segments. In Slovakia the Company accelerated its commercial momentum and delivered good financial performance.
The total number of accesses for Telefónica O2 Czech Republic at the end of 2009, including Slovakia, stood at 8.4 million, a year-on-year increase of 4.2%.
In December 2009, fixed telephony accesses reached 1.8 million (-6.5% year-on-year) with a significant improvement in net fixed line losses (-122,752) compared to 2008 (-30.2% year-on-year). Net line losses reached 19,347 in the fourth quarter of 2009.
Retail Internet broadband accesses showed good growth (+17.0% year-on-year) to reach 683,108, with 99,410 net additions in 2009 (+33.8% year-on-year) and 26,775 in the fourth quarter (+57.6% over the previous quarter), leveraging continued strong commercial activity around the new broadband centric propositions. The total number of O2 TV customers reached 137,630 at the end of December, up 20.2% year-on-year.
The total mobile customer base in the Czech Republic reached 4.9 million at the end of December 2009 (+3.0% year-on-year), driven by the 11.7% year-on-year increase in the contract segment. Mobile net adds stood at 142,484 in 2009 (compared to 21,931 in 2008), with 21,825 in the fourth quarter. This evolution was driven by the good performance of contract net adds along the year, which reached 295,072 in 2009 (+7.1% year-on-year) and 68,350 in the fourth quarter, due to the success of “O2 Neon” flat rate tariffs and by prepay to contract migrations. At the end of 2009, contract customers represented 56.9% of the base (4.5 percentage points higher than in 2008).
Telefónica O2 Slovakia accelerated its commercial momentum leveraging on successful customer propositions based on value and simplicity, which delivered a strong financial performance. The mobile customer base reached 552,853 at the end of December 2009, up 69.9% year-on-year. In the fourth quarter, the Company reported its best ever quarterly net additions of 89,773 lines (+86.9% year-on-year). The contract customer base almost doubled in 2009 (+97.6% year-on-year) and reached 195,648 with 38,421 net adds in the quarter (+83.7% year-on-year). Contract customers represented 35.4% of total customer base at the end of 2009, up 4.9 percentage points, year-on-year.
Churn in the Czech mobile business totalled 2.1% in 2009 (+0.1 percentage points higher year-on-year) and increased in the fourth quarter (+0.7 percentage points year-on-year) largely due to the higher prepaid churn. Contract churn in 2009 improved 0.1 percentage points to 1.0% (+0.2 percentage points in the fourth quarter).
Mobile traffic carried in the Czech Republic grew by 11.0% year-on-year to 8,232 million minutes in 2009 (+12.7% year-on-year in the fourth quarter) due to higher contract base and the successful proposition of flat rate tariffs (“O2 Neon”).
In 2009, voice ARPU declined 11.6% year-on-year in local currency (-13.4% in the fourth quarter in local currency), largely due to customers optimizing their behaviour and mobile termination rate cuts in 2009.
Data ARPU decreased 6.9% year-on-year in local currency in 2009 and by 14.1% in the fourth quarter, driven by a decline in both the volume of outgoing SMS and its pricing within the bundled proposition of “O2 Home”.
As a result, in 2009 total mobile ARPU in the Czech Republic went down 10.5% year-on-year in local currency to reach 19.3 euros (-13.6% year-on-year in the fourth quarter).
January — December 2009 Results Telefónica 55

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
Revenues went down 7.5% year-on-year in constant currency to 2,260 million euros in 2009 (-9.3% year-on-year in the fourth quarter). Excluding the impact of Universal Service Obligation in both years5, revenues declined 6.1% year-on-year in 2009 in constant currency and by 7.6% year-on-year in the fourth quarter.
Fixed revenues in the Czech Republic declined by 9.3% year-on-year in local currency to 1,000 million euros in 2009, a 10.8% year-on-year decline in the fourth quarter in local currency (-6.4% in 2009 year-on-year and -7.0% year-on-year in the fourth quarter excluding Universal Service Obligation impact, respectively), due to the lower fixed access base and the decrease of traffic volume.
Mobile service revenues in the Czech Republic declined year-on-year by 6.3% in local currency to 1,123 million euros in 2009 (-8.8% year-on-year in the fourth quarter), mainly impacted by the optimisation of usage, decreasing roaming revenues and additional mobile termination rate cuts. Excluding the impact of MTR cuts, mobile service revenues would have declined 5.4% and 3.8% year-on-year in local currency for the fourth quarter and for the full year, respectively. On the other hand, revenues from Telefónica O2 Slovakia increased by 62.3% year-on-year in 2009 (+68.3% year-on-year in the fourth quarter of 2009).
Operating income before depreciation and amortization (OIBDA) went down 3.7% year-on-year in constant currency to 1,053 million euros in 2009 (-2.0% in the fourth quarter). OIBDA margin reached 46.6% in the year and 45.3% in the fourth quarter of 2009, a year-on-year improvement of 1.7 percentage points and 3.4 percentage points, respectively. In comparable terms6, OIBDA decline was 5.3% year-on-year.
Operating cash flow (OIBDA-CapEx) in 2009 showed a 2.6% year-on-year growth in constant currency to reach 807 million euros, with a 20.2% year-on-year decline in CapEx in constant currency, totalling 245 million euros.

[5]	USO impacts were 52 million euros in 2008 and 14 million euros in 2009.

[6]
Assuming constant exchange rates. 2009 excludes proceeds of 58 million euros in 2009 from real estate disposals and the settlement agreement with T-Mobile, as well as the impact from the Universal Service. In 2008 it excludes 46 million euros from the sale of real estate and the impacts from the Universal Service.

January — December 2009 Results Telefónica 56

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2008	2009
	December	March	June	September	December	% Chg y-o-y

Final Clients Accesses	44,823.5	45,356.5	46,197.4	47,182.1	47,814.9	6.7
Fixed telephony accesses (1)	1,952.7	1,909.6	1,861.8	1,847.1	1,827.5	(6.4)
Internet and data accesses	1,354.5	1,463.7	1,555.4	1,656.8	1,754.7	29.5
Narrowband	163.4	155.4	148.7	142.6	137.3	(16.0)
Broadband	1,158.7	1,277.8	1,375.9	1,483.6	1,589.1	37.1
Other (2)	32.4	30.4	30.9	30.6	28.3	(12.6)
Mobile accesses (3)	41,401.8	41,855.5	42,647.5	43,542.3	44,095.0	6.5
Pre-Pay (4)	22,729.4	22,673.4	22,916.5	23,163.8	23,098.5	1.6
Contract	18,672.4	19,182.1	19,731.1	20,378.6	20,996.5	12.4
Pay TV	114.5	127.8	132.6	135.9	137.6	20.2

Wholesale Accesses (5)	1,237.9	1,324.4	1,381.3	1,403.2	1,425.2	15.1

Total Accesses	46,061.4	46,680.9	47,578.8	48,585.3	49,240.1	6.9

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Retail circuits other than broadband.

(3)
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for prepay access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

(4)	December 2008 and 2009 include the disconnection of inactive mobile prepay customers in Germany.

(5)	Includes Unbundled Lines by T. O2 Germany.

Note: Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - December			October - December
	2009	2008	% Chg	2009	2008	% Chg

Revenues	13,533	14,308	(5.4)	3,477	3,618	(3.9)
Internal exp capitalized in fixed assets	213	175	21.7	56	43	28.2
Operating expenses	(9,856)	(10,514)	(6.3)	(2,505)	(2,616)	(4.2)
Other net operating income (expense)	5	181	(97.4)	2	63	(97.1)
Gain (loss) on sale of fixed assets	16	32	(48.6)	2	(1)	c.s.
Impairment of goodwill and other assets	(1)	(3)	(75.0)	0	0	n.m.
Operating income before D&A (OIBDA)	3,910	4,180	(6.4)	1,032	1,107	(6.8)
OIBDA Margin	28.9%	29.2%	(0.3 p.p. )	29.7%	30.6%	(0.9 p.p. )
Depreciation and amortization	(2,895)	(3,035)	(4.6)	(707)	(730)	(3.1)
Operating income (OI)	1,015	1,144	(11.3)	325	377	(13.8)

Notes:

•	OIBDA and OI before management and brand fees.

•	2008 includes a positive impact of 174 million euros derived from Airwave disposal.

•	OIBDA and OI include 44 million euros from restructuring costs registered in 2009.
January — December 2009 Results Telefónica 57

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)

	2008	2009
	December	March	June	September	December	% Chg y-o-y

TELEFÓNICA O2 UK
Final Clients Accesses	20,615.6	20,821.0	21,125.6	21,487.9	21,890.8	6.2
Internet and data accesses	340.9	404.5	456.9	527.1	591.5	73.5
Broadband	340.9	404.5	456.9	527.1	591.5	73.5
Mobile accesses (1)	20,274.7	20,416.5	20,668.7	20,960.8	21,299.3	5.1
Pre-Pay	11,862.5	11,718.0	11,657.6	11,637.4	11,740.3	(1.0)
Contract	8,412.2	8,698.5	9,011.1	9,323.5	9,558.9	13.6
Total Accesses	20,615.6	20,821.0	21,125.6	21,487.9	21,890.8	6.2

TELEFÓNICA O2 GERMANY
Final Clients Accesses	14,413.3	14,737.6	15,186.1	15,672.6	15,792.5	9.6
Internet and data accesses	214.8	231.7	253.4	272.3	285.1	32.7
Broadband	214.8	231.7	253.4	272.3	285.1	32.7
Mobile accesses (1)	14,198.5	14,506.0	14,932.7	15,400.3	15,507.4	9.2
Pre-Pay (2)	7,231.5	7,420.7	7,708.1	7,959.9	7,807.0	8.0
Contract	6,967.0	7,085.2	7,224.5	7,440.4	7,700.4	10.5
Wholesale Accesses (3)	1,128.4	1,215.7	1,273.1	1,295.4	1,316.8	16.7
Total Accesses	15,541.7	15,953.3	16,459.2	16,968.0	17,109.3	10.1

TELEFÓNICA O2 IRELAND
Mobile accesses (1)	1,727.7	1,710.6	1,716.7	1,717.5	1,714.3	(0.8)
Pre-Pay	1,084.6	1,059.4	1,054.0	1,041.1	1,022.5	(5.7)
Contract	643.1	651.2	662.6	676.4	691.8	7.6
Total Accesses	1,727.7	1,710.6	1,716.7	1,717.5	1,714.3	(0.8)

TELEFÓNICA O2 CZECH REPUBLIC
Final Clients Accesses	7,589.5	7,564.7	7,590.5	7,678.0	7,701.5	1.5
Fixed telephony accesses (4)	1,893.4	1,851.0	1,803.9	1,790.0	1,770.6	(6.5)
Naked ADSL	0.0	0.0	0.0	29.8	62.1	n.m.
VoIP	0.0	0.0	0.0	14.0	16.9	n.m.
Internet and data accesses	779.5	803.2	818.9	829.5	848.7	8.9
Narrowband	163.4	155.4	148.7	142.6	137.3	(16.0)
Broadband	583.7	617.3	639.3	656.3	683.1	17.0
Other (5)	32.4	30.4	30.9	30.6	28.3	(12.6)
Mobile accesses (1)	4,802.1	4,782.8	4,835.1	4,922.7	4,944.6	3.0
Pre-Pay (6)	2,282.8	2,186.7	2,172.5	2,176.7	2,130.2	(6.7)
Contract	2,519.3	2,596.1	2,662.6	2,746.0	2,814.4	11.7
Pay TV	114.5	127.8	132.6	135.9	137.6	20.2
Wholesale Accesses	109.5	108.7	108.2	107.9	108.4	(1.0)
Total Accesses	7,698.9	7,673.4	7,698.7	7,785.9	7,810.0	1.4

TELEFÓNICA O2 SLOVAKIA
Mobile accesses (1)	325.3	365.2	417.0	463.1	552.9	69.9
Pre-Pay (6)	226.3	247.6	281.2	305.9	357.2	57.8
Contract	99.0	117.6	135.8	157.2	195.6	97.6
Total Accesses	325.3	365.2	417.0	463.1	552.9	69.9

(1)
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses.

(2)	450,000 inactive prepay accesses were disconnected in December 2009 and more than 240,000 in December 2008.

(3)	Includes Unbundled Lines by T. O2 Germany.

(4)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(5)	Retail circuits other than broadband.

(6)	The accounting criteria for Pre-Pay access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).
January — December 2009 Results Telefónica 58

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRIES
Unaudited figures

	2008	2009
	Q4	Q1	Q2	Q3	Q4	% Chg y-o-y Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	12,281	12,798	13,304	13,579	14,176	15.4
ARPU (EUR)	27.1	24.2	25.3	25.5	24.0	(4.5)
Pre-Pay	14.4	12.3	12.8	12.4	11.7	(12.3)
Contract	45.1	40.6	41.6	42.0	39.1	(6.3)
Data ARPU (EUR)	9.7	8.8	9.2	9.6	9.5	6.2
% non-P2PSMS over data revenues	22.0%	23.9%	26.6%	29.3%	29.4%	7.4 p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	5,454	5,555	5,819	5,775	6,108	12.0
ARPU (EUR)	16.9	15.9	15.7	15.7	15.3	(9.2)
Pre-Pay	5.8	5.4	5.5	5.9	5.8	1.1
Contract	28.3	26.8	26.5	26.1	25.2	(11.0)
Data ARPU (EUR)	4.8	4.7	4.6	4.6	4.8	0.5
% non-P2PSMS over data revenues	31.7%	33.5%	34.8%	37.4%	40.7%	9.0 p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	1,250	1,158	1,170	1,166	1,177	(5.8)
ARPU (EUR)	42.6	39.3	39.8	39.9	39.5	(7.3)
Pre-Pay	26.7	24.2	25.6	25.8	26.5	(0.9)
Contract	69.2	64.5	62.5	62.1	58.8	(14.9)
Data ARPU (EUR)	10.9	11.6	11.9	11.6	12.1	10.9
% non-P2PSMS over data revenues	32.6%	35.8%	36.4%	36.2%	38.3%	5.7 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
Traffic (Million minutes)	1,911	1,940	2,085	2,054	2,153	12.7
ARPU (EUR)	22.5	18.7	19.4	19.9	19.1	(13.6)
Pre-Pay	11.5	8.0	8.6	8.7	8.7	(23.1)
Contract	32.6	28.2	28.4	29.0	27.1	(14.9)
Data ARPU (EUR)	5.5	4.7	4.7	4.9	4.6	(14.1)
% non-P2PSMS over data revenues	43.5%	45.5%	43.1%	45.7%	43.9%	0.4 p.p.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

Notes:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — December 2009 Results Telefónica 59

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRIES
Unaudited figures

	January - December
	2009	2008	% Chg Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	53,856	46,585	15.6
ARPU (EUR)	24.7	29.0	(4.4)
Pre-Pay	12.3	15.5	(11.0)
Contract	40.8	48.6	(5.9)
Data ARPU (EUR)	9.3	10.0	3.7
% non-P2PSMS over data revenues	27.4%	19.8%	7.5 p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	23,257	22,313	4.2
ARPU (EUR)	15.6	17.4	(9.9)
Pre-Pay	5.7	5.9	(4.4)
Contract	26.1	29.0	(10.0)
Data ARPU (EUR)	4.7	4.8	(2.9)
% non-P2PSMS over data revenues	36.7%	29.2%	7.6 p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	4,672	4,867	(4.0)
ARPU (EUR)	39.6	43.2	(8.3)
Pre-Pay	25.5	27.0	(5.7)
Contract	62.0	72.5	(14.6)
Data ARPU (EUR)	11.8	10.8	9.1
% non-P2PSMS over data revenues	36.7%	31.1%	5.6 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
Traffic (Million minutes)	8,232	7,420	11.0
ARPU (EUR)	19.3	22.8	(10.5)
Pre-Pay	8.5	11.4	(21.9)
Contract	28.2	33.5	(12.0)
Data ARPU (EUR)	4.7	5.4	(6.9)
% non-P2PSMS over data revenues	44.6%	43.0%	1.6 p.p.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

•	ARPU calculated as monthly January-December period average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — December 2009 Results Telefónica 60

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe

TELEFÓNICA EUROPE SELECTED FINANCIAL DATA Unaudited figures (Euros in millions)

	January - December				October - December
	2009	2008	% Chg	% Chg Local Cur	2009	2008	% Chg	% Chg Local Cur

TELEFÓNICA O2 UK
Revenues	6,512	7,052	(7.7)	3.5	1,642	1,755	(6.5)	1.2
OIBDA	1,680	1,839	(8.7)	2.3	461	479	(3.8)	4.2
OIBDA margin	25.8%	26.1%	(0.3 p.p. )		28.1%	27.3%	0.8 p.p.
CapEx	602	717	(16.1)	(6.0)	177	198	(10.7)	(3.1)
OpCF (OIBDA-CapEx)	1,078	1,122	(3.9)	7.7	284	281	1.1	9.2

TELEFÓNICA O2 GERMANY
Revenues	3,746	3,595	4.2	4.2	998	931	7.2	7.2
OIBDA	918	770	19.3	19.3	252	237	6.1	6.1
OIBDA margin	24.5%	21.4%	3.1 p.p.		25.2%	25.5%	(0.3 p.p. )
CapEx	796	924	(13.8)	(13.8)	250	304	(17.9)	(17.9)
OpCF (OIBDA-CapEx)	122	(154)	c.s.	c.s.	2	(67)	c.s.	c.s.

TELEFÓNICA O2 IRELAND
Revenues	905	957	(5.5)	(5.5)	228	243	(6.0)	(6.0)
OIBDA	302	301	0.3	0.3	78	74	6.5	6.5
OIBDA margin	33.4%	31.5%	1.9 p.p.		34.3%	30.3%	4.0 p.p.
CapEx	63	83	(23.5)	(23.5)	25	29	(14.0)	(14.0)
OpCF (OIBDA-CapEx)	239	219	9.2	9.2	53	44	20.0	20.0

TELEFÓNICA O2 CZECH REPUBLIC (1)
Revenues	2,260	2,581	(12.4)	n.c.	579	651	(11.1)	n.c.
OIBDA	1,053	1,159	(9.2)	n.c.	262	273	(3.9)	n.c.
OIBDA margin	46.6%	44.9%	1.7 p.p.		45.3%	41.9%	3.4 p.p.
CapEx	245	324	(24.2)	n.c.	75	157	(52.2)	n.c.
OpCF (OIBDA-CapEx)	807	835	(3.3)	n.c.	187	116	61.2	n.c.

Note: OIBDA before management and brand fee.

(1)	Includes Slovakia.
January — December 2009 Results Telefónica 61

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
ATENTO GROUP
In accordance with International Financial Reporting Standards (IFRS), the Venezuelan economy must be considered hyperinflationary in 2009. This means that the financial results of Atento Group are affected by the designation of Venezuela as a hyperinflationary economy.
For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2008, variations in constant currency of the headings affected by the hyperinflation adjustments and the other financial and operating indicators are reported in organic terms, excluding the impact of this adjustment for hyperinflation.
In a challenging economic and operating environment, the Atento Group delivered a solid set of financial results in 2009.
Revenues increased 1.6% year-on-year (+5.1% year-on-year in organic terms1) to 1,321 million euros, growing 6.6% year-on-year in the fourth quarter. This advance was mainly due to the increase in volumes from the Atento Group’s biggest customers, especially in the financial sector, in Brazil and Mexico.
The diversification of the customer portfolio continued in line with 2008, with multisector customers (outside the Telefónica Group) accounting for 53% of revenues at year-end. These customers were mainly from the telecommunications and financial sectors in Mexico, Brazil, Spain and Venezuela.
With regard to the geographical breakdown of revenues, Brazil was the largest contributor to total revenues, with 50% (46% in 2008), followed by Spain with 15% (down from 17% in 2008 due to impact of the current economic situation and the exit of BBVA) and Mexico with 12% (unchanged from 2008). Atento Group’s offshored revenues accounted for 8% of the total (7% in 2008), mainly from Spain to Latin America and Morocco and from Mexico to Central America.
Operating income before depreciation and amortisation (OIBDA) fell 17.4% in 2009 to 154 million euros (-14.6% in organic terms1), although the fourth quarter saw a 1.9% year-on-year increase. Throughout the year, this evolution was largely due to increased price pressure in the current economic context, higher personnel costs as a result of regulatory and labour changes in several Latin American countries and higher rental and maintenance costs in customer service centres, especially in Brazil.
The OIBDA margin in 2009 stood at 11.6%, down 2.7 percentage points from 2008, although the margin in the quarter had a better year-on-year performance (-0.7 percentage points) to 14.9%.
CapEx in 2009 amounted to 52 million euros, a decline of 7.5% year-on-year and down 3.4% in organic terms1, mainly due to lower investment in Chile, Colombia and Spain.
Operating cash flow (OIBDA-CapEx) totalled 102 million euros in 2009 (-21.7% year-on-year from 2008 and -19.4% in organic terms1).

The Atento Group ended 2009 with 66,736 positions in place, 10% more than at the end of 2008.

[1]	Assuming constant exchange rates and excluding the impact of the hyperinflation in Venezuela.
January — December 2009 Results Telefónica 62

RESULTS BY REGIONAL BUSINESS UNITS
Others Companies
ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - December			October - December
	2009	2008	% Chg	2009	2008	% Chg

Revenues	1,321	1,301	1.6	351	329	6.6
Internal exp capitalized in fixed assets	—	—	—	—	—	—
Operating expenses	(1,167)	(1,117)	4.5	(299)	(279)	7.2
Other net operating income (expense)	(0)	2	c.s.	0	1	(82.9)
Gain (loss) on sale of fixed assets	0	(0)	c.s.	0	(0)	c.s.
Operating income before D&A (OIBDA)	154	186	(17.4)	52	51	1.9
OIBDA Margin	11.6%	14.3%	(2.7 p.p. )	14.9%	15.6%	(0.7 p.p. )
Depreciation and amortization	(32)	(33)	(1.0)	(6)	(8)	(32.5)
Operating income (OI)	122	154	(20.9)	47	43	8.5
Note: 2009 figures impacted by the hyperinflation in Venezuela.
January — December 2009 Results Telefónica 63

ADDENDA
Key Holdings of the Telefónica Group detailed by regional business units
TELEFÓNICA ESPAÑA

% Part

Telefónica de España (1)	100.00
Telefónica Móviles España (1)	100.00
Telyco	100.00
Telefónica Telecomunic. Públicas	100.00
T. Soluciones de Informatica y	100.00
Comunicaciones de España Iberbanda	58.94

(1)	Company owned through Telefónica S.A..
TELEFÓNICA LATINOAMÉRICA

% Part

Telesp (1)	87.95
Telefónica del Peru (2)	98.34
Telefónica de Argentina	100.00
TLD Puerto Rico	98.00
Telefónica Chile (3)	97.89
Telefónica Telecom	52.03
Telefónica USA	100.00
T. Intern. Wholesale Serv. (TIWS) (4)	100.00
Brasilcel (5)(6)	50.00
T. Móviles Argentina	100.00
T. Móviles Peru	100.00
T. Móviles Mexico (6)	100.00
Telefónica Móviles Chile	100.00
T. Móviles El Salvador	99.08
T. Móviles Guatemala	99.98
Telcel (Venezuela)	100.00
T. Móviles Colombia	100.00
Otecel (Ecuador)	100.00
T. Móviles Panama	100.00
T. Móviles Uruguay	100.00
Telefonía Celular Nicaragua	100.00
T. Móviles Soluciones y Aplicac. (Chile) (6)	100.00

(1)	Effective participation 88.01%.

(2)	Latin American Cellular Holdings, B.V. owns 48.28%, Telefónica Internacional S.A. owns 49.9% and Telefónica S.A. owns 0.16%.

(3)	Telefónica Internacional de Chile S.A. owns 44.89% and Inversiones Telefónica Internacional Holding Ltda. owns 53%.

(4)	Telefónica, S.A. owns 92.51% and Telefónica DataCorp owns 7.49%.

(5)	Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (59.42%).

(6)	Company owned through Telefónica S.A..
TELEFÓNICA EUROPE

% Part

Telefónica O2 UK	100.00
Telefónica O2 Gemany (1)	100.00
Telefónica O2 Ireland	100.00
Manx	100.00
Be	100.00
Group 3G (Germany) (2)	100.00
Telefónica O2 Czech Republic (1)	69.41
Telefónica O2 Slovakia (3)	100.00

(1)	Company owned through Telefónica S.A..

(2)	Company owned through Telefónica O2 Germany.

(3)	Company owned through Telefónica O2 Czech Republic.
OTHER PARTICIPATIONS

% Part

3G Mobile AG (Switzerland)	100.00
Atento Group (1)	100.00
Telefónica de Contenidos (Spain) (1)	100.00
Mobipay Internacional (1)	50.00
Telco SpA (Italy) (2)	46.18
IPSE 2000 (Italy) (3)	39.92
Mobipay España (3)	16.63
Lycos Europe	32.10
Hispasat	13.23
Portugal Telecom (4)	9.86
China Unicom (Hong Kong) Limited (China)	8.37
ZON Multimedia (5)	5.40
BBVA (1)	0.98
Amper (1)	6.10

(1)	Company owned through Telefónica S.A..

(2)
Telefónica holds an indirect participation of the ordinary share capital (with voting rights) of Telecom Italia through Telco of 10.49%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect participation of Telefónica over Telecom Italia would be 7.21%.

(3)	Ownership directly or indirectly held by Telefónica Móviles España.

(4)	Telefónica’s Group effective participation. Telefónica Group participation would be 10% if we exclude the minority interests.

(5)	Telefónica’s Group effective participation. Telefónica Group participation would be 5.46% if we exclude the minority interests.

Note:
On October 21, 2009, Telefónica and China Unicom have completed the mutual share exchange agreement through which Telefónica has raised its stake to 8.06% from 5.38%. Subsequently, following a capital reduction at China Unicom, Telefónica’s Group participation got up to an equivalent 8.37%.

January — December 2009 Results Telefónica 64

ADDENDA
Significant Events
•
On 16 February 2010, and once the relevant regulatory authorisations have been obtained, Telefónica, through its subsidiary Telefónica Deutschland GmbH, has completed the acquisition of the German telecommunications operator HanseNet Telekommunikation GmbH for a firm value of 912 million euros.

•
On 28 December 2009, pursuant to the resolution adopted by the shareholders of Telefónica, S.A. at their Annual General Meeting of June 23rd, 2009, the Board of Directors has resolved to execute the capital reduction of the Company by the cancellation of own shares.

Therefore, 141,000,000 of the own shares of Telefónica, S.A. have been cancelled, reducing the company’s share capital by the sum of 141,000,000 euros. This also means rewording Article 5 of the By-laws, relative to share capital, which now stands at 4,563,996,485 euros, made up of an equal number of ordinary shares, all of a single series and with a nominal value of one (1) euro per share, totally paid in.

•
On 23 December 2009, Telefónica, through its 100% owned subsidiary Telefónica Europe, acquired 100% of the leading communications innovator JAJAH for the value of 145 million euros in an all-cash transaction.

•
On 3 December 2009, the Comisión Nacional de Valores de la República Argentina (“CNV”), the Argentine securities regulator, approved the Unilateral Declaration of Will to Acquire all outstanding Telefónica De Argentina, S.A. (“TASA”) shares owned by TASA’s minority shareholders presented by Telefónica S.A. on June 23rd, 2009.

The transaction was addressed to each of the 126,001,784 TASA shares that Telefónica did not control direct or indirectly, which amounted to 1.8% of TASA’s share capital. The purchase price set forth per TASA’s share was 1.00 Argentine peso, representing a total investment of approximately Euros 23 million.

•
On 25 November 2009, Telefónica, S.A. signed an agreement with Promotora de Informaciones (“PRISA”) and Sogecable, S.A. for the acquisition of a 21% stake in the company that will include the pay- TV services of PRISA Group (DIGITAL +), for a firm value of 2,350 million Euros. The estimated total investment to be made by Telefónica, after deduction of the net debt will be around 495 million Euros, of which approximately 230 million Euros will be covered by the subordinated loan agreement that currently exists between Telefónica De Contenidos, S.A.U. (creditor) and Sogecable, S.A. (debtor). This acquisition is subject, among other conditions, to the obtainment of the appropriate regulatory authorisations. Additionally, on 29 January 2010, Telefónica and Prisa signed a new agreement by which the stake to be acquired by Telefónica was increased from 21% to 22%.

Additionally, both companies have signed a shareholder agreement that will regulate the management principles of this company after Telefónica’s acquisition that establishes Telefónica’s right to appoint two members of the Board of Directors.

January — December 2009 Results Telefónica 65

ADDENDA
Changes to the Perimeter
In 2009 the following changes in the consolidation perimeter took place:
•
On 21 October, 2009, Telefónica, S.A. and China Unicom completed the mutual share exchange agreement announced on 6 September, 2009, through which each party has conditionally agreed to invest the equivalent of 1 billion US dollars in ordinary shares of the other party. The mutual share exchange was implemented by way of the subscription by Telefónica, through its wholly-owned subsidiary, Telefónica Internacional, S.A.U., of 693,912,264 shares of China Unicom, satisfied by the contribution in kind to China Unicom of 40,730,735 Telefónica shares. Accordingly, upon completion, Telefónica’s shareholding interest in China Unicom’s voting share capital has increased from approximately 5.38% to approximately 8.06%, getting the right to appoint one Board Director.

On 5 November 2009 China Unicom completed the repurchase of all China Unicom shares held by SK Telecom Co., Ltd. (“SKT”), a reference shareholder. After this repurchase, and subsequent cancellation of all shares repurchased from SKT, considering China Unicom share capital, Telefónica Group reached a stake of 8.37% of China Unicom. The company has been incorporated in Telefónica’s Group consolidation perimeter under the equity method.

•
Telefónica Móviles España, S.A., a 100% subsidiary of Telefónica, S.A. has signed a binding agreement to sell its 32.18% stake in Medi Telecom, SA, (Méditel) together with its outstanding shareholder loans for a total cash consideration of 400 million euros to the other current local partners at Méditel. The company which was consolidated in Telefónica’s perimeter under the equity method has been removed from the consolidation perimeter.

•
After the exit of Sintonia S.A. from the share capital of Telco S.p.A. (Telco), Italian holding with an interest of 22.45% on the share capital of the communications operator Telecom Italia S.p.A., Telefónica increased its stake on the share capital of Telco from 42.3% to 46.18%. The company continues to be consolidated in Telefónica’s Group financial statements under the equity method.

January — December 2009 Results Telefónica 66

DISCLAIMER
This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

For additional information, please contact.

Investor Relations
Distrito C
Ronda de la Comunicación s/n
28050 Madrid (Spain)

Phone number: +34 91 482 87 00
Fax number: +34 91 482 85 99

Email address:
María García-Legaz (maria.garcialegaz@telefonica.es)
Isabel Beltrán (i.beltran@telefonica.es)
Pablo Eguirón (pablo.eguiron@telefonica.es)

ir@telefonica.es
www.telefonica.es/accionistaseinversores

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: February 26th, 2010	By:	Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer